Exhibit 99.2

In case of any discrepancy between the English and the Chinese version, the Chinese version shall prevail.

Taiwan Liposome Company, LTD.

Handbook for the 2019 Annual

General Meeting

(Translation)

Date: April 24, 2019

Location: 2F., No.19-10, Sanchong Rd., Nangang Dist., Taipei City

Taiwan Liposome Company, Ltd. (the “Company”)

Handbook for the 2019 Annual General Meeting (the “Handbook”)

		Table of Contents

			Page

I.	Meeting Procedures		2

II.	Meeting Agenda		3

III.	Reports		4

IV	Ratifications		4

V.	Discussions		6

VI.	Ad Hoc Motions		7

VII.	Adjournment		7

VIII.	Schedules

	1.	Operational Report	8

	2.	Implementation Report of the Sound Operating Plan	13

	3.	Audit committee's Review Report	15

	4.	Independent Certified Public Accountant Report and Financial Statements	16

	5.	Comparison Table for the Amendment to the Procedures for the Acquisition or Disposal of Assets	38

	6.	Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically	53

IX.	Annexes

	1.	Rules of Procedure for Shareholders Meetings	57

	2.	Articles of Incorporation	67

	3.	Shareholdings of All Directors	74

Note：Minutes of 2019 Annual General Meeting will be available on TLC’s website

(http://ir.tlcbio.com/phoenix.zhtml?c=254691&p=irol-shareholdersmeetings) within 20 days after the Meeting.

I.	Meeting Procedures

Taiwan Liposome Company, LTD.

Meeting Procedures for 2019 Annual General Meeting

I	Call the Meeting to Order

II	Chairperson Remarks

III	Reports

IV	Ratifications

V	Discussions

VI	Ad Hoc Motions

VII	Adjournment

II.	Meeting Agenda

Taiwan Liposome Company, Ltd.

Meeting Agenda for 2019 Annual General Meeting

I.	Date and Time: April 24, 2019 (Wednesday) at 9:00 a.m.
II.	Location: 2F., No.19-10, Sanchong Rd., Nangang Dist., Taipei City (Meeting Center, 2F., Building A, Nankang Software Park)
III.	The meeting is called to order (announcement of the number of shares represented by shareholders who are present at the meeting)
IV.	Chairperson remarks
V.	Items for Reports

Item No. 1: The 2018 operational report and the implementation report for the sound operating plan.

Item No. 2: The review report for 2018 prepared by the audit committee.

VI.	Items for Ratification

Item No. 1: Adoption of the 2018 financial statements and the operational report. (Proposed by the Board of Directors)

Item No. 2: Adoption of the 2018 deficit offset proposal.

(Proposed by the Board of Directors)

VII.	Items for Discussion

Item No. 1: To discuss the proposed amendments to the Company’s

“Procedures for the Acquisition or Disposal of Assets”.

(Proposed by the Board of Directors)

Item No. 2: To discuss the proposed issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically.

(Proposed by the Board of Directors)

VIII.	Ad Hoc Motions
IX.	Adjournment

III.	Items for Reports

Item No. 1:  The 2018 operational report and the implementation report for the sound operating plan.

Explanation:

1.	The 2018 operational report can be found on pages 8 to 12 of this Handbook under Schedule 1.
2.	The implementation report for the sound operating plan can be found on pages 13 to 14 of this Handbook under Schedule 2.

Item No. 2:  The review report for 2018 prepared by the audit committee.

Explanation:

The 2018 audit committee's review report can be found on page 15 of this Handbook under Schedule 3.

IV.	Items for Ratification

Item No. 1:  Adoption of the 2018 financial statements and the operational report. (Proposed by the Board of Directors)

Explanation:

1.

The 2018 Individual and Consolidated Financial Statements have been audited by independent certified public accountants, Teng, Sheng-Wei and Hsieh, Chih-Cheng, of PricewaterhouseCoopers Taiwan, and an audit report has been issued without reservations.

2.

The aforementioned Financial Statements and Business Report have been approved by the Company’s Board of Directors and reviewed by the Company’s audit committee, and no inaccuracies were found. Thus the Board of Directors hereby submits the aforementioned Financial Statements and Business Reports to the shareholders’ meeting for ratification.

3.

Independent Certified Public Accountant reports and other financial statements can be found on pages 16 to 37 of this Handbook under Schedule 4. The operational report can be found on pages 8 to 12 of this Handbook under Schedule 1, and the audit committee's review report can be found on page 15 of this Handbook under Schedule 3.

Resolution:

Item No. 2:  Adoption of the 2018 deficit offset proposal. (Proposed by the Board of Directors)

Explanation:

1.

The Company’s 2018 financial statements, after being audited by independent certified public accountants, showed an accumulated deficit of NT$910,041,959 in 2018, an amount that is no less than half of the Company’s paid-in capital. Please refer to the 2018 Deficit Offset Statement below for more details.

2.	Due to the lack of retained earnings, the Company does not intend to distribute dividends and bonuses this year.

Taiwan Liposome Company, Ltd.

2018 Deficit Offset Statement

(In NTD)

Items	Amount
	Subtotal	Total
Undistributed Earnings in the beginning of 2018	$0

Effects of retrospective application of new

standards	(7,940,875)
Subtotal	(7,940,875)
2018 retained earnings adjustment	(527,584)

Undistributed Earnings with adjustments	(8,468,459)

2018 net income (deficit)	(901,573,500)

Deficit to be offset at the end of 2018
		($910,041,959)

Chairman of the Board:	Officer:	Head of the Accounting Dept.:

Resolution:

V.	Items for Discussion

Item No. 1:   To discuss the proposed amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets”. (Proposed by the Board of Directors)

Explanation:

1.

Based on the latest amendments to the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Securities Supervisory Commission, the Company proposes to amend certain provisions of its “Procedures for Acquisition or Disposal of Assets.”

2.	Comparison Table for the amendments to the Company’s “Procedures for the Acquisition or Disposal of Assets” can be found on pages 38 to 52 of this Handbook under Schedule 5.

Resolution:

Item No. 2:  To discuss the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically. (Proposed by the Board of Directors)

Explanation:

1.

It is proposed that in order to meet the Company’s need for long term development, the Company will take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically, once or at multiple times with the proper timing and taking into account the condition of the capital market and the actual fiscal needs of the Company, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	This offering of securities shall be conducted within the limit of 30,000,000 shares.
3.

Where it is necessary to decide or revise the main contents of this proposal, including but not limited to the amount (number of shares), issuance price, terms and conditions of the issuance, the method of underwriting, the issue plan, projects for the use of fund, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with any changes to the law, requirements of the competent authorities, the Company’s need of funds and actual market conditions, the Board of Directors or the Chairperson, depending on the matter concerned, are fully authorized to administer such matters.

4.	An explanation with respect to the manner and contents of this issuance can be found on pages 53 to 56 of this Handbook under Schedule 6.

Resolution:

VI.	Ad Hoc Motions

VII.	Adjournment

VIII.	Schedules

Schedule 1

Operational Report

Dear Shareholders:

1.1	Business Result in 2018

The Company continues to grow at a steady pace this year. In accordance with our business plan, the Company has achieved its operational objectives with the help of your continuous support.

(1)	Results of Execution of 2018 Business Plan

Taiwan Liposome Co., Ltd.’s revenue of NT$62.3 million is an increase of NT$12.7 million, or 25.56%, from the revenue of NT$49.6 million in 2017. Total comprehensive loss of NT$902.8 million for the period represented an increase of NT$25.3 million (or 2.89%) from the NT$877.5 million registered in 2017.

The Company continues to focus on projects in the three major areas of pain management, ophthalmology and oncology this year. The main achievements are summarized below.

A.

TLC599, a BioSeizer sustained release formulation of dexamethasone sodium phosphate (DSP) intended for the treatment of osteoarthritis (OA) pain, met primary endpoint and key secondary endpoints in its Phase II trial. The primary endpoint is the change from baseline in the WOMAC (Western Ontario and McMaster Universities Osteoarthritis Index) pain subscale through Week 12. TLC599 12mg demonstrated statistically significant pain reduction compared to placebo from Day 3 through Week 12, meeting the primary endpoint. TLC599 12mg also showed statistically significant pain reduction compared to placebo from Day 3 through Week 16, Week 20, and Week 24 which are key secondary endpoints. Data from the 24-week study showed TLC599 to be well tolerated, with comparable frequency of treatment-related adverse events for both doses of TLC599 and placebo. Most adverse events were mild and there were no treatment-related serious adverse events.

B.

TLC590, a non-opioid BioSeizer sustained release formulation of ropivacaine for post-surgical pain management, has started a first-in-human clinical trial enrollment after clearance of its IND application   with   the   FDA.   This   randomized,   double-blind, comparator-controlled, dose escalation phase I/II clinical trial assesses the safety, tolerability and pharmacokinetic profile of TLC590 compared to free, non-liposomal ropivacaine when given as a single infiltrative local administration in adult patients following inguinal hernia repair surgery. The trial is taking place in the United States and will enroll approximately 64 evaluable patients across four cohorts.

C.

ProDex™/TLC399, a BioSeizer formulation of DSP intended as an intravitreal, or in-eye, injection for the treatment of macular edema due to RVO, continues recruitment in the U.S for its Phase II clinical trial. The patients are gauged for visual acuity, safety, tolerability and retinal thickness after a single intravitreal injection with a one-year follow-up period.

D.

TLC178, a NanoX liposomal formulation of vinorelbine, has received IND clearance from the FDA to initiate a pediatric Phase I/II clinical trial in rhabdomyosarcoma (RMS). TLC178 received a Rare Pediatric Disease Designation last year from the FDA for the treatment of RMS. Due to the rarity of RMS, the FDA has agreed with the Company’s plan to first enroll all types of pediatric refractory or relapsed sarcoma patients to evaluate the safety and tolerability of TLC178 in combination with low-dose oral cyclophosphamide in Part 1 of the trial; this approach will also explore the potential activity of TLC178 in patients with various pediatric sarcomas. Part 2 of the trial will then evaluate the antitumor activity of TLC178 in combination with low-dose oral cyclophosphamide in pediatric patients with relapsed or refractory RMS.

In terms of operations, the Company, for the fourth consecutive year, was ranked in the top 5% of all TWSE- and TPEx- listed companies in the annual Corporate Governance Evaluation. 861 TWSE-listed companies and 675 TPEx-listed companies were evaluated, with the top 5% being the highest ranking group. Among the total of 1,536 companies, only 33 made the top 5% for the fourth consecutive year; TLC was among the few to be honored with this recognition. These extraordinary achievements reflect on the Company's unyielding efforts to improve corporate governance and information disclosure, as well as its high regard for the interests of all shareholders.

(2)	Research and Development in 2018

Progress of the Company’s drug R&D activities in 2018 is summarized as follows:

A.	TLC599 showed positive top-line data from Phase II clinical trial in knee osteoarthritis pain, meeting primary endpoint and key secondary endpoints.

B.	We have submitted an end of Phase II meeting request with the FDA to discuss requirements for Phase III study.
C.	TLC590 started Phase I/II recruitment in the U.S.
D.	We submitted an IND and received clearance from the FDA for a pediatric Phase I/II clinical trial in rhabdomyosarcoma (RMS).
E.	TLC599 has been patented for “Method of Treating Arthritis” in Australia and New Zealand.
F.	ProDex™/TLC399 has been patented for “Ophthalmic Drug Delivery System Containing Phospholipid and Cholesterol” in Canada and Europe.
G.	ProDex™/TLC399 has been patented for “Pharmaceutical Compositions To Reduce Complications of Ocular Steroid “ in Taiwan, Hong Kong, China, Russia, Europe and the United States.

1.2	Annual Plan in 2019
(1)	Business Strategies

The Company will continue to focus on its two main technology platforms of sustained release delivery and targeted delivery. With experience and expertise in LipAD™, or Lipid-Assembled Delivery, the company will systemically expand applications of the two platforms as well as their patents.

The know-how of modifying platforms and optimizing formulations in dealing with various drugs and diseases, alongside continuous patent filings, help to shorten the R&D process, reduce costs and risks, and ensure profitability after the product hits the market.

In addition, the Company will develop more products in the areas of pain management, ophthalmology and oncology by utilizing its own or other companies’ technologies or drugs to fulfill unmet medical needs.

In line with the “One IND every 18 months” strategy, the Company will steadily commercialize its R&D results to meet its business strategic goals.

(2)	Key production and distribution strategies
A.	Operation planning and production and distribution strategies
a.	Create turnkey solutions to increase the scale of its production and work with domestic and foreign GMP manufacturers with respect to such production.
b.	Enhance human resources management in each of the Company’s

subsidiaries. Make use of the resources available to the Company so as to allow the Company to become familiarized with local laws, regulations and medical needs, which will improve its position when submitting MAAs to local governments and applying for government subsidies. The subsidiaries received by the Company should help the Company form a closer relationship with its local business partners, from which the Company can better identify local market trends.

c.	Enlarge production and distribution network through different product distribution strategies in order to reduce operating risks.
B.	Research and product development strategies
a.	Focus on developing and commercializing LipAD™.
b.	Extend products into other indications by exploring market needs and trends.
c.

Attract pharmaceutical companies to enter into technical collaboration arrangements with the results of its product development. More collaboration opportunities for the Company mean the Company can observe relevant markets more closely and as a result develop products that cater to each market. Through this collaboration scheme, the costs can be shared with cooperation partner(s), and the access of the product to the relevant markets is also secured with such scheme, which will significantly reduce R&D costs and risks. By cooperating with international pharmaceutical companies, the Company will be able to increase its R&D capacity.

d.	Improve technology to develop derivative drugs by combining the Company's know-how with that of other companies through technical collaboration.

1.3	Future Corporate Strategy

The Company strives to improve upon original drug properties to achieve less toxicity, fewer side effects, and higher or longer efficacy through its drug delivery systems and formulation designs. The company will not only emphasize on developing products which address unmet market needs on its own, but also assist international pharmaceutical companies with problems they encounter in developing new drugs, providing assistance to these companies with research on particular drugs or technology, and collaborating with them in developing new products. Through these technical collaborative relationships, the Company will be able to bring good to patients who are suffering from related illness.

1.4	External Impacts on Corporate Operating

By modifying existing drugs, New Formulation drugs came into the international spotlight in recent years for their relatively lower development risks, shorter time-to-market, existing markets, and most importantly, patentability. With its pipeline filled with New Formulation drugs, Taiwan Liposome Company is well positioned to take advantage of the trend.

Taiwan Liposome Company, Ltd.

Chairman of the Board: Keelung Hong
General Manager: George Yeh
Head of the Accounting Dept.: Nicole Lin

Schedule 2

Taiwan Liposome Company, Ltd.

Implementation Report of the Sound Operating Plan

Taiwan Liposome Company (“the Company” or “TLC”) insists on continuous research and development in technology platform for its application on drug development. TLC attaches great importance on reviewing the research and development (R&D) milestones of each stage. From our base in Taiwan, we aim to expand our business globally. Because R&D is an ongoing process, under the premise of R&D first, operation performance can be improved from the following aspects:

1.	Royalty income

TLC formulates licensing strategies based on the supply and demand and competition of each drug in the market and the Company’s resources. It negotiates patent licensing and cooperative business model at an appropriate time to enjoy profit-sharing from royalty once the drug is launched. The operating revenue was NT$62,324 thousand in 2018, an increase of 25.56% from the NT$49,635 thousand in 2017 and an increase from the planned amount.

2.	R&D management

The Company continuously researches and develops technology platforms to be applied to drug development. Under the premise of developing uniqueness and mastering key technologies and through prudent R&D management, checkpoints are set at the three R&D milestones: front-end molecular research, preclinical studies, and clinical trials, to effectively advance the R&D goals.

(1)	Preclinical studies

The TLC animal facility performs tests pursuant to the GLP spirit. When external GLP testing is necessary, the Company would perform preliminary trials in pharmacology-toxicology. This check point allows the Company to submit results to the Contracted Research Organization (CRO) for reference in order to reduce the chance of GLP failing.

(2)	Clinical trials (or bioequivalent studies)

The recruitment of human subjects for the test of the drug shall be subject to the approval of the legal authority that recognizes the usage of such drugs in human therapeutic trials.

Regarding the results achieved during the past year (2018), Phase II clinical trials for TLC599 (a sustained osteoarthritis-release drug with new formulation and new formula) have successfully reached the primary evaluation target "12-week WOMAC," that the pain inhibition effect is significantly superior to the placebo group. Phase I/II clinical trials for TLC590 (non-opiate post-surgical pain management with new formulation and new formula) has commenced in the US. Phase II clinical trials for TLC399 (ProDex™, the sustained macular edema-release drug with new formulation and new formula) have been continued in the US. For TLC178 (oncology drug with new formulation and new formula), after being designated as a drug for a rare pediatric disease in the treatment of RMS by the U.S. FDA in 2017, the application for Phase I/II clinical trials of TLC178 on RMS patients in 2018 was approved by the FDA in 2018.

(3)	Manufacturing and production

TLC adopts an organizational approach to master production process expansion technology. To ensure the success of R&D results and mass production, the Company works from tailor-made machinery and equipment for mass production to on-site technology transfer and process monitoring.

The sum of R&D and administrative expenses amounted to NT$986,273 thousand in 2018, an increase of 3.58% from NT$952,206 thousand in 2017. However, the number is smaller than the planned declaring amount.

Schedule 3

Taiwan Liposome Company, Ltd.

Audit Committee’s Review Report

To All Shareholders of Taiwan Liposome Company, Ltd.:

The Board of Directors has prepared and submitted the Company’s 2018 business report, standalone financial statements, consolidated financial statements and proposal to offset the deficit of 2018 to the Company’s audit committee for review, of which the standalone financial statements and consolidated financial statements were audited by independent certified public accountants, Teng, Sheng-Wei and Hsieh, Chih- Cheng, of PricewaterhouseCoopers Taiwan, pursuant to which an audit report has been prepared. According to such audit report, the abovementioned documents present fairly, in all material respects, the Company’s financial position, financial performance and the cash flows. The audit committee has reviewed each of the aforementioned documents and has not found any inaccuracies. Therefore, we hereby submit this report in accordance with Article 14 of the Securities and Exchange Act and Article 219 of The Company Act.

Taiwan Liposome Company, Ltd.

Title:	Chairman of the Audit Committee

Schedule 4

Independent Certified Public Accountant Report and Financial Statements

(Consolidated Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment

Description

As of December 31, 2018, the Group’s property, plant and equipment amounted to NT$158,245 thousand, accounting for 11% of the consolidated total assets. As the Group engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in research and development of the new drugs might cause impairment of property, plant and equipment. Thus, we consider indicators of impairment of property, plant and equipment a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧	Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment  indicators  provided  by  management  and  discussing  main  research  and  development progress and technology, and etc. with management and research and development supervisors.

‧	Performing physical observation of property, plant and equipment and assessing the working condition of major property, plant and equipment to determine whether there is any damaged or outdated item.

Existence of bank deposits

Description

As of December 31, 2018, the Group’s cash and cash equivalents amounted to NT$807,484 thousand, and current financial assets at amortized cost amounted to NT$307,150 thousand, constituting 79% of the consolidated total assets. As bank deposits constitute a significant percentage of the consolidated total assets, we consider the existence of bank deposits a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧	Confirming bank accounts and special arrangements with financial institutions to verify the existence and rights and obligations of the bank deposits.
‧	Verifying the authenticity of the necessary information for the financial institutions being confirmed.
‧	Inspecting a sample of the source documents of significant cash receipts and payments to verify that the transactions are for business needs.
‧	Assessing the authenticity and purpose of foreign currency deposits, and verifying the existence of overseas banks.

Assessment of liquidity risk

Description

The Group has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Group expects to continue to generate operating losses in the foreseeable future. Based on the Group’s business plans disclosed in Note 1, the Group may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧	Obtaining the cash flow forecast of the Group in the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
‧	Verifying the compliance of covenants associated with the debt agreement and management’s responses.

‧	Assessing the appropriateness of the footnote disclosure to the financial statements.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Taiwan Liposome Company, Ltd. as of and for the years ended December 31, 2018 and 2017.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
Assets		Notes	AMOUNT	%	AMOUNT	%

	Current assets

1100	Cash and cash equivalents	6(1)	$807,484	57	$951,713	75

1136	Current financial assets at amortized cost	6(2)	307,150	22	-	-

1140	Current contract assets	6(18)	2,283	-	-	-

1170	Accounts receivable, net	6(3)	9,343	1	8,622	1

1200	Other receivables	6(19)	5,811	-	19,726	1

1220	Current income tax assets		113	-	414	-

1410	Prepayments	6(4)	56,511	4	71,400	6

11XX	Total current assets		1,188,695	84	1,051,875	83

	Non-current assets

1600	Property, plant and equipment	6(5) and 8	158,245	11	153,835	12

1780	Intangible assets	6(6)	4,030	-	8,637	1

1840	Deferred income tax assets	6(24)	79	-	81	-

1900	Other non-current assets	6(7)	66,872	5	48,111	4

15XX	Total non-current assets		229,226	16	210,664	17

1XXX	Total assets		$1,417,921	100	$1,262,539	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
Liabilities and equity		Notes	AMOUNT	%	AMOUNT	%

	Current liabilities

2100	Short-term borrowings	6(8)	$46,000	3	$46,000	4

2200	Other payables	6(9)(26)	206,268	15	93,541	7

2300	Other current liabilities	6(10)(11)	92,020	6	53,513	4

21XX	Total current liabilities		344,288	24	193,054	15

	Non-current liabilities

2540	Long-term borrowings	6(10)	368,010	26	66,177	5

2550	Provisions for liabilities - non-current	6(14)	6,922	1	6,922	1

2600	Other non-current liabilities	6(11)(12)	29,505	2	9,102	1

25XX	Total non-current liabilities		404,437	29	82,201	7

2XXX	Total liabilities		748,725	53	275,255	22

	Equity

	Equity attributable to owners of parent

	Share capital	6(15)

3110	Common shares		640,451	45	561,990	44

	Capital surplus	6(16)

3200	Capital surplus		952,364	67	1,322,625	105

	Retained earnings

3350	Accumulated deficit	6(17)	(910,042)	(64)	(874,086)	(69)

	Other equity

3400	Other equity interest		(13,577)	(1)	(23,245)	(2)

31XX	Equity attributable to owners

	of parent		669,196	47	987,284	78

3XXX	Total equity		669,196	47	987,284	78

	Significant contingent liabilities	9

	and unrecognized contract

	commitments

	Significant events after reporting	11

	period

3X2X	Total liabilities and equity		$1,417,921	100	$1,262,539	100

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			Year ended December 31
			2018		2017
Items		Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(18) and 12(5)	$62,324	100	$49,635	100
	Operating expenses	6(12)(13)(22)(23)
6200	General and administrative expenses		(147,743)	(237)	(134,869)	(272)
6300	Research and development expenses		(832,575)	(1336)	(813,252)	(1638)
6000	Total operating expenses		(980,318)	(1573)	(948,121)	(1910)
6900	Operating loss		(917,994)	(1473)	(898,486)	(1810)
	Non-operating income and expenses
7010	Other income	6(19)	28,990	47	26,250	53
7020	Other gains and losses	6(20)	(1,817)	(3)	2,610	5
7050	Finance costs	6(21)	(9,886)	(16)	(3,385)	(7)
7000	Total non-operating income and expenses		17,287	28	25,475	51
7900	Loss before income tax		(900,707)	(1445)	(873,011)	(1759)
7950	Income tax expense	6(24)	(867)	(2)	(951)	(2)
8200	Net loss		$(901,574)	(1447)	$(873,962)	(1761)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plans	6(12)	$(527)	(1)	$(124)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statement translation differences of foreign operations		(727)	(1)	(3,396)	(7)
8300	Total other comprehensive loss, net		$(1,254)	(2)	$(3,520)	(7)
8500	Total comprehensive loss		$(902,828)	(1449)	$(877,482)	(1768)
	Loss attributable to:
8610	Owners of the parent		$(901,574)	(1447)	$(873,962)	(1761)
	Total comprehensive loss attributable to:
8710	Owners of the parent		$(902,828)	(1449)	$(877,482)	(1768)

	Loss per share of common share	6(25)
9750	Basic loss per share (in dollars)		$(14.37)		$(15.75)

9850	Diluted loss per share (in dollars)		$(14.37)		$(15.75)

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of New Taiwan dollars)

	Equity attributable to owners of the parent
			Capital surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	$(824,662)	$1,684	$(9,694)	$1,803,542
Net loss		-	-	-	-	-	(873,962)	-	-	(873,962)
Other comprehensive loss		-	-	-	-	-	(124)	(3,396)	-	(3,520)
Total comprehensive loss		-	-	-	-	-	(874,086)	(3,396)	-	(877,482)
Issuance of restricted stocks to employees	6(13)(15)	5,000	-	-	-	22,489	-	-	(23,114)	4,375
Share-based payments	6(13)	-	-	-	52,835	-	-	-	4,314	57,149
Share options forfeited		-	37,000	-	(37,000)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(316)	-	-	-	16	-	-	-	(300)
Restricted stocks vested	6(13)	-	10,312	-	-	(17,273)	-	-	6,961	-
Capital surplus used to cover accumulated deficit	6(17)	-	(824,662)	-	-	-	824,662	-	-	-
Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
Effects of retrospective application of new standards	3	-	-	-	-	-	(7,941)	-	-	(7,941)
Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss		-	-	-	-	-	(901,574)	-	-	(901,574)
Other comprehensive loss		-	-	-	-	-	(527)	(727)	-	(1,254)
Total comprehensive loss		-	-	-	-	-	(902,101)	(727)	-	(902,828)
Issuance of new share capital, net of issuance costs of $100,499	6(15)	78,311	472,546	-	-	-	-	-	-	550,857
Issuance of restricted stocks to employees	6(13)(15)	500	-	-	-	3,359	-	-	(3,421)	438
Share-based payments	6(13)	-	-	-	27,570	-	-	-	13,816	41,386
Share options forfeited		-	69,935	-	(69,935)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(350) -	-	-	-	350	-	-	-	-
Restricted stocks vested	6(13)	-	5,813	-	-	(5,813)	-	-	-	-
Capital surplus used to cover accumulated deficit	6(17)	-	(874,086)	-	-	-	874,086	-	-	-
Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196

The accompanying notes are an integral part of these consolidated financial statements.

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Years ended December 31
	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(900,707)	$(873,011)
Adjustments
Adjustments to reconcile profit (loss)
Provision for doubtful accounts	12(4)	-	9,065
Share-based payments	6(13)	41,386	57,149
Depreciation	6(5)(22)	39,315	41,926
Amortization	6(6)(22)	8,144	10,570
Interest expense	6(21)	9,886	3,385
Interest income	6(19)	(2,453)	(5,060)
Gain on disposal of property, plant and equipment	6(20)	(1,478)	(20)
Prepayments for equipment being transferred to other expenses	6(26)	780	-
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net		(721)	(701)
Current contract assets		(2,283)	-
Other receivables		14,158	(19,546)
Prepayments		17,475	(24,501)
Changes in operating liabilities
Notes payable		-	(206)
Current contract liabilities		(7,941)	-
Other payables		106,776	(25,035)
Other current liabilities		(366)	248
Provisions for liabilities - non-current		-	(74)
Other non-current liabilities		(124)	47
Cash outflow generated from operations		(678,153)	(825,764)
Interest received		2,210	5,165
Interest paid		(9,924)	(3,361)
Income tax paid		(488)	(230)
Tax refunds received		316	5,051
Net cash flows used in operating activities		(686,039)	(819,139)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		(307,150)	-
Decrease in other financial assets		-	1,817
Acquisition of property, plant and equipment	6(26)	(66,709)	(18,133)
Proceeds from disposal of property, plant and equipment		-	24
Acquisition of intangible assets	6(26)	(3,163)	(7,201)
Decrease (increase) in refundable deposits		8,258	(5,998)
Net cash flows used in investing activities		(368,764)	(29,491)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings		46,000	46,000
Payments of short-term borrowings		(46,000)	(46,000)
Proceeds from long-term borrowings		731,580	-
Payments of long-term borrowings		(366,874)	(1,700)
Proceeds from financial lease liabilities		40,000	48,000
Payments of financial lease liabilities		(44,000)	(46,500)
Issuance of restricted stocks to employees		500	5,000
Cancellation of restricted stocks		(350)	(316)
Proceeds from issuance of new share capital, net of issuance costs of $100,499	6(15)	550,857	-
Net cash flows from financing activities		911,713	4,484
Effect from foreign currency exchange		(1,139)	(2,941)
Net decrease in cash and cash equivalents		(144,229)	(847,087)
Cash and cash equivalents at beginning of year		951,713	1,798,800
Cash and cash equivalents at end of year		$807,484	$951,713

The accompanying notes are an integral part of these consolidated financial statements.

Independent Certified Public Accountant Report and Financial Statements

(Parent Company Only Financial Statements)

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying balance sheets of Taiwan Liposome Company, Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

Indicators of impairment of property, plant and equipment

Description

As of December 31, 2018, the Company’s property, plant and equipment amounted to NT$150,752 thousand, accounting for 10% of total assets. As the Company engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in the research and development of new drugs may cause impairment of property, plant and equipment. Thus, we consider indicators of impairment of property, plant and equipment a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

‧	Performing physical observation of property, plant and equipment and assessing the working condition of major property, plant and equipment to determine whether there is any damaged or outdated item.

Existence of bank deposits

Description

As of December 31, 2018, the Company’s cash and cash equivalents amounted to NT$786,843 thousand, and current financial assets at amortized cost amounted to NT$307,150 thousand, constituting 74% of total assets. As bank deposits constitute a significant percentage of total assets, we consider the existence of bank deposits a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧	Confirming bank accounts and special arrangements with financial institutions to verify the existence and rights and obligations of the bank deposits.
‧	Verifying the authenticity of the necessary information for the financial institutions being confirmed.
‧	Inspecting a sample of the source documents of significant cash receipts and payments to verify that the transactions are for business needs.
‧	Assessing the authenticity and purpose of foreign currency deposits, and verifying the existence of overseas banks.

Assessment of liquidity risk

Description

The Company has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Company expects to continue to generate operating losses in the foreseeable future. Based on the Company’s business plans disclosed in Note 1, the Company may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

‧	Obtaining the cash flow forecast of the Company in the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
‧	Verifying the compliance of covenants associated with the debt agreement and management’s responses.

‧	Assessing the appropriateness of the footnote disclosure to the financial statements.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”, and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Company’s financial reporting process.

Independent accountant’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng
For and on behalf of PricewaterhouseCoopers, Taiwan
February 26, 2019

-------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying parent company only financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying parent company only financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
Assets		Notes	AMOUNT	%	AMOUNT	%

	Current assets

1100	Cash and cash equivalents	6(1)	$786,843	53	$917,611	71

1136	Current financial assets at	6(2)
	amortized cost		307,150	21	-	-

1140	Current contract assets	6(18)	2,283	-	-	-

1170	Accounts receivable, net	6(3)	9,343	1	8,622	1

1200	Other receivables	6(19)	3,053	-	17,743	1

1220	Current income tax assets		113	-	414	-

1410	Prepayments	6(4)	56,066	4	70,773	5

11XX	Total current assets		1,164,851	79	1,015,163	78

	Non-current assets

1550	Investments accounted for under equity method	6(5)	93,754	6	75,954	6

1600	Property, plant and equipment	6(6) and 8	150,752	10	149,964	12

1780	Intangible assets		4,030	-	5,840	-

1900	Other non-current assets	6(7)	65,774	5	46,739	4

15XX	Total non-current assets		314,310	21	278,497	22

1XXX	Total assets		$1,479,161	100	$1,293,660	100

(Continued)

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
Liabilities and Equity		Notes	AMOUNT	%	AMOUNT	%

	Current liabilities

2100	Short-term borrowings	6(8)	$46,000	3	$46,000	3

2200	Other payables	6(9)(26)	267,547	18	124,732	10

2300	Other current liabilities	6(10)(11)	91,981	7	53,443	4

21XX	Total current liabilities		405,528	28	224,175	17

	Non-current liabilities

2540	Long-term borrowings	6(10)	368,010	25	66,177	5

2550	Provisions for liabilities - non-current	6(14)	6,922	-	6,922	1

2600	Other non-current liabilities	6(11)(12)	29,505	2	9,102	1

25XX	Total non-current liabilities		404,437	27	82,201	7

2XXX	Total liabilities		809,965	55	306,376	24

	Equity

	Share capital

3110	Common share	6(15)	640,451	43	561,990	43

	Capital surplus	6(16)

3200	Capital surplus		952,364	65	1,322,625	103

	Retained earnings

3350	Accumulated deficit	6(17)	(910,042)	(62)	(874,086)	(68)

	Other equity

3400	Other equity interest		(13,577)	(1)	(23,245)	(2)

3XXX	Total equity		669,196	45	987,284	76

	Significant contingent liabilities	9

	and unrecognized contract

	commitments

	Significant events after reporting	11

	period

3X2X	Total liabilities and equity		$1,479,161	100	$1,293,660	100

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			Year ended December 31
			2018		2017
	Items	Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(18) and 12(5)	$62,324	100	$49,635	100
	Operating expenses	6(12)(13)(22)(23)
6200	General and administrative expenses		(138,758)	(223)	(123,936)	(250)
6300	Research and development expenses		(847,515)	(1360)	(828,270)	(1669)
6000	Total operating expenses		(986,273)	(1583)	(952,206)	(1919)
6900	Operating loss		(923,949)	(1483)	(902,571)	(1819)
	Non-operating income and expenses
7010	Other income	6(19)	15,389	25	26,158	53
7020	Other gains and losses	6(20)	(1,655)	(3)	2,636	5
7050	Finance costs	6(21)	(9,886)	(16)	(3,385)	(7)
7070	Share of profit of subsidiaries, associates and joint ventures accounted for under equity method	6(5)	18,527	30	3,200	7
7000	Total non-operating income and expenses		22,375	36	28,609	58
8200	Net loss		$(901,574)	(1447)	$(873,962)	(1761)
	Other comprehensive income (loss)
	Items that will not be reclassified to profit or loss
8311	Remeasurement arising on defined benefit plan	6(12)	$(527)	(1)	$(124)	-
	Items that may be subsequently reclassified to profit or loss
8361	Financial statements translation differences of foreign operations	6(5)	(727)	(1)	(3,396)	(7)
8300	Total other comprehensive loss, net		$(1,254)	(2)	$(3,520)	(7)
8500	Total comprehensive loss		$(902,828)	(1449)	$(877,482)	(1768)
	Loss per share of common stock	6(25)
9750	Basic loss per share (in dollars)			$(14.37)		$(15.75)
9850	Diluted loss per share (in dollars)			$(14.37)		$(15.75)

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of New Taiwan dollars)

			Capital Surplus					Other equity interest
	Notes	Common shares	Additional paid-in capital	Treasury stocks	Share options	Restricted stocks	Accumulated deficit	Exchange difference on translation of foreign financial statements	Unearned compensation	Total equity
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	$(824,662)	$1,684	$(9,694)	$1,803,542
Net loss		-	-	-	-	-	(873,962)	-	-	(873,962)
Other comprehensive loss		-	-	-	-	-	(124)	(3,396)	-	(3,520)
Total comprehensive loss		-	-	-	-	-	(874,086)	(3,396)	-	(877,482)
Issuance of restricted stocks to employees	6(13)(15)	5,000	-	-	-	22,489	-	-	(23,114)	4,375
Share-based payments	6(13)	-	-	-	52,835	-	-	-	4,314	57,149
Share options forfeited		-	37,000	-	(37,000)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(316)	-	-	-	16	-	-	-	(300)
Restricted stocks vested	6(13)	-	10,312	-	-	(17,273)	-	-	6,961	-
Capital surplus used to cover accumulated deficit	6(17)	-	(824,662)	-	-	-	824,662	-	-	-
Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	$(874,086)	$(1,712)	$(21,533)	$987,284
Effects of retrospective application of new standards	3	-	-	-	-	-	(7,941)	-	-	(7,941)
Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss		-	-	-	-	-	(901,574)		-	(901,574)
Other comprehensive loss		-	-	-	-	-	(527)	(727)	-	(1,254)
Total comprehensive loss		-	-	-	-	-	(902,101)	(727)	-	(902,828)
Issuance of new share capital, net of issuance costs of $100,499	6(15)	78,311	472,546	-	-	-	-	-	-	550,857
Issuance of restricted stocks to employees	6(13)(15)	500	-	-	-	3,359	-	-	(3,421)	438
Share-based payments	6(13)	-	-	-	27,570	-	-	-	13,816	41,386
Share options forfeited		-	69,935	-	(69,935)	-	-	-	-	-
Cancellation of restricted stocks	6(13)(15)	(350)	-	-	-	350	-	-	-	-
Restricted stocks vested	6(13)	-	5,813	-	-	(5,813)	-	-	-	-
Capital surplus used to cover accumulated deficit	6(17)	-	(874,086)	-	-	-	874,086	-	-	-
Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	$(910,042)	$(2,439)	$(11,138)	$669,196

The accompanying notes are an integral part of these parent company only financial statements.

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Year ended December 31
	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(901,574)	$(873,962)
Adjustments
Adjustments to reconcile profit (loss)
Provision for doubtful accounts	12(4)	-	9,065
Share-based payments	6(13)	41,386	57,149
Depreciation	6(6)(22)	36,818	39,894
Amortization	6(22)	5,345	5,468
Share of profit of subsidiaries, associates and joint	6(5)
ventures accounted for under equity method		(18,527)	(3,200)
Interest expense	6(21)	9,886	3,385
Interest income	6(19)	(2,398)	(5,051)
Gain on disposal of property, plant and equipment	6(20)	(1,435)	-
Prepayments for equipment being transferred to other	6(26)
expenses		780	-
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net		(721)	(701)
Current contract assets		(2,283)	-
Other receivables		14,933	(17,607)
Other receivables-related parties		-	432
Prepayments		17,293	(24,300)
Changes in operating liabilities
Notes payable		-	(206)
Current contract liabilities		(7,941)	-
Other payables		136,864	(15,198)
Other current liabilities		(334)	383
Provision for liabilities-non-current		-	(74)
Other non-current liabilities		(124)	(74)
Cash outflow generated from operations		(672,032)	(824,597)
Interest received		2,155	5,156
Interest paid		(9,924)	(3,361)
Tax refunds received		316	5,020
Net cash flows used in operating activities		(679,485)	(817,782)

(Continued)

TAIWAN LIPOSOME COMPANY, LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Year ended December 31
	Notes	2018	2017

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of current financial assets at amortized cost		$(307,150)	$-

Decrease in other financial assets		-	1,817

Acquisition of investments accounted for under equity	6(5)

method		-	(23,396)

Acquisition of property, plant and equipment	6(26)	(60,667)	(17,694)

Acquisition of intangible assets	6(26)	(3,163)	(7,201)

Decrease (increase) in refundable deposits		7,984	(4,946)

Net cash flows used in investing activities		(362,996)	(51,420)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings		46,000	46,000

Payments of short-term borrowings		(46,000)	(46,000)

Proceeds from long-term borrowings		731,580	-

Payments of long-term borrowings		(366,874)	(1,700)

Proceeds from finance lease liabilities		40,000	48,000

Payments of finance lease liabilities		(44,000)	(46,500)

Issuance of restricted stocks to employees		500	5,000

Cancellation of restricted stocks		(350)	(316)

Proceeds from issuance of new share capital, net of issuance	6(15)

costs of $100,499		550,857	-

Net cash flows from financing activities		911,713	4,484

Net decrease in cash and cash equivalents		(130,768)	(864,718)

Cash and cash equivalents at beginning of year		917,611	1,782,329

Cash and cash equivalents at end of year		$786,843	$917,611

The accompanying notes are an integral part of these parent company only financial statements.

Schedule 5

Taiwan Liposome Company, Ltd.

Comparison Table for the Amendment to the Rules of

Procedures for the Acquisition or Disposal of Assets

Article No.	After the Amendment	Prior to the Amendment	Explanations
Article 1

Purpose

These Procedures for the Acquisition or Disposal of Assets (“Regulations”) are hereby made to protect properties and to disclose information. Where there are any laws and regulations governing financial transactions, such laws and regulations shall prevail.

		Purpose These Procedures for the Acquisition or Disposal of Assets (“Regulations”) are hereby made to protect properties and to disclose information.)	Modified according to law.
Article 3

Extent of Assets

1.Securities: including stocks, government bonds, corporate bonds, financial bonds, beneficial certificates representing the rights of trust funds, depositary receipts, certificate of subscription, certificate of interest and Asset Backed Securities.

2.Real estate (including land, houses and buildings, investment property, rights to use land, and construction enterprise inventory) and equipment.

3.Certificates of membership

4.Intangible assets: including patent rights, copyrights, intellectual rights, and franchise rights

5.Right-of-use asset.

6.Debt owned by financial institutions (including accounts receivable, remittances and bills discounted, and receivables on call)

7.Derivative products

8.Assets acquired or disposed of due to a merger, spin-off, acquisition or transfer of shares in compliance with the law

9.Other important assets

Extent of Assets

1.Securities: including stocks, government bonds, corporate bonds, financial bonds, beneficial certificates representing the rights of trust funds, depositary receipts, certificate of subscription, certificate of interest and Asset Backed Securities.

2.Real estate (including land, houses and buildings, investment property, rights to use land, and construction enterprise inventory) and equipment.

3.Certificates of membership

4.Intangible assets: including patent rights, copyrights, intellectual rights, and franchise rights

5.Debt owned by financial institutions (including accounts receivable, remittances and bills discounted, and receivables on call)

6.Derivative products

7.Assets acquired or disposed of due to a merger, spin-off, acquisition or transfer of shares in compliance with the law

8.Other important assets

Modified according to IFRS 16.
Article 4	Definitions 1. Derivative products: Refers to forward contracts, option contracts, future contracts, leverage contracts, swap contracts and other complex contracts	Definitions 1. Derivative products: Refers to forward contracts, option contracts, future contracts, leverage contracts, swap contracts and other complex	Modified according to IFRS 9

Article No.	After the Amendment	Prior to the Amendment	Explanations

composed of the abovementioned financial products for the values derived from assets, specific interest rates, prices of financial tools, prices of commodities, exchange rates, price or fee rate indexes, credit ratings or credit indexes or other variables and other benefits, a combination of the above-mentioned contracts, or combination of contracts or structured products that were embedded with derivative products. The term “forward contract” does not include insurance contracts, performance contracts, after-service contracts, long-term lease contracts and long-term purchase (sale) contracts.

contracts composed of the abovementioned financial products for the values derived from assets, interest rates, exchange rates, indexes and other benefits. The term “forward contract” does not include insurance contracts, performance contracts, after-service contracts, long-term lease contracts and long-term purchase (sale) contracts.

2. Assets acquired or disposed of due to merger, division, acquisition or transfer of shares in compliance with the law.： Refers to assets acquired or

disposed of through a merger,

spin-off or acquisition according to the Business Merger and Acquisition Law, the Financial Holding Company Law, the Financial Institution Acquisition Law or other laws or shares acquired by issuing new shares of the Company in accordance with the 6th paragraph of Article 156-3 of the Company Act.

(Omitted)

8.“investment professional” means a financial holding company, bank, insurance company, bill finance company, trust company, securities firm operating self-trading or underwriting business, futures company operating self-trading business, securities investment trust company, securities investment consulting company or fund management company that is incorporated in accordance with applicable laws and regulations and is under the supervision of local financial competent authority.

9.“Stock exchange”, in reference to the domestic stock exchange, shall mean the Taiwan Stock

2. Assets acquired or disposed of due to merger, division, acquisition or transfer of shares in compliance with the law.：

Refers to assets acquired or disposed of through a merger, spin-off or acquisition according to the Business Merger and Acquisition Law, the Financial Holding Company Law, the Financial Institution Acquisition Law or other laws or shares acquired by issuing new shares of the Company in accordance with the 6th paragraph of Article 156 of the Company Act. (Omitted)

(Added)

Article No.	After the Amendment	Prior to the Amendment	Explanations

Exchange; in reference to foreign stock exchanges, it shall mean any organized stock exchange market under the supervision of the local securities competent authority.

10. “Over-the-counter market”, in reference to the domestic over-the-counter market, shall mean the market established in accordance with the Taipei Exchange Rules Governing Securities Trading on the TPEx; in reference to a foreign over-the-counter market, it shall mean a market that is allowed to conduct securities business and is under supervision of the relevant foreign securities competent authority.

Article 5

The amount of Investment in non-business real estate, or right-of-use assets and securities

The amounts of aforementioned assets [that may be] acquired by the Company and each of its subsidiaries are provided below.

1.Less than 15% of paid-in capital for non-business real estate or right-of-use asset.

2.Less than 150% of net value for investment in long-term or short-term securities.

3.Less than 60% of net value for investment in specific securities.

The amount of Investment in non-business real estate and securities

The amounts of aforementioned assets [that may be] acquired by the Company and each of its subsidiaries are provided below.

1.Less than 15% of paid-in capital for non-business real estate.

2.Less than 150% of net value for investment in long-term or short-term securities.

3.Less than 60% of net value for investment in specific securities.

Modified according to IFRS 16.
Article 6

A professional appraiser and its appraisal personnel which provide the Company with an appraisal report, or an accountant, lawyer or securities underwriter that provides the Company with opinion letters and the parties to the transactions should comply with the following requirements:

1. Such person has not violated the Securities and Exchange Act, the Company Act, the Banking Act of the Republic of China, the Insurance Act, the Financial Holding Company Act, the Business Entity Accounting Act, or committed fraud, breach of trust,

A professional appraiser and its appraisal personnel which provide the Company with an appraisal report, or an accountant, lawyer or securities underwriter that provides the Company with opinion letters and the parties to the transactions should not be interested parties.

(Added)

Modified according to law.

Article No.	After the Amendment	Prior to the Amendment	Explanations

criminal conversion or forgery or committed a criminal offence due to his/her business conduct, and thereby been subject to imprisonment for one year or more.   The foregoing restrictions are not applicable where the sentence was served, the probation period has expired, or three years has lapsed since receiving amnesty,

2.Such person shall not be a related party or de-facto related party to the parties to such transaction.

3.Where the Company shall obtain two or more appraisal reports from professional appraisers, such appraisers shall not be related parties or de-facto related parties to each other.

The foregoing personnel shall, when issuing appraisal report or opinion, perform the following: 1. Before engagement on a case,

such person shall evaluate his/her capability, experience and independence.

2.When performing the work, such person shall plan and implement appropriate working procedures well, so as to form a conclusion which shall be the basis for the opinion or report; the implementation procedure, data collection and conclusion shall be recorded in the working paper.

3.With regard to the sources of information and data, such person shall evaluate the completeness, correctness and reasonableness of the information item by item, and use such evaluation as basis for issuing the appraisal report or opinion.

4.A declaration shall be made with respect to the professional qualifications and independence of the appraiser, and the reasonableness and

Article No.	After the Amendment	Prior to the Amendment	Explanations
correctness of the information used as basis for the evaluation, and the compliance with relevant laws and regulations.
Article 7

Procedure of acquiring or disposing of real estate or

right-of-use assets or equipments

1.Appraisal and procedures

The acquisition or disposal of real estate or equipment or

right-of-use assets should be carried out in compliance with the Real Estate, Plants and Equipment Circle Procedures as set out in the Internal Control Mechanisms of the Company.

2.Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(1)Prior to acquiring or disposing of real estate or right-of-use assets, the Company should determine the terms and conditions of the transaction and the transaction price by referring to the publicly announced current value, the appraised value and the actual transaction price of a neighboring real estate or right-of-use assets, prepare an analysis report submit it to the board of directors for approval.

(2)Acquisition or disposal of equipment or right-of-use assets should be carried out through one the following methods: price inquiry, price survey, price negotiation or bidding, and should be approved at the levels pursuant to the Authorization Chart of the Company.

3. Department responsible for execution

Any acquisition or disposal or real estate or equipment or

right-of-use assets by the Company, after being submitted

Procedure of acquiring or disposing of real estate or equipments

1.Appraisal and procedures The acquisition or disposal of

real estate or equipments should be carried out in compliance with the Real Estate, Plants and Equipment Circle Procedures as set out in the Internal Control Mechanisms of the Company.

2.Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(1)Prior to acquiring or disposing of real property, the Company should determine the terms and conditions of the transaction and the transaction price by referring to the publicly announced current value, the appraised value and the actual transaction price of a neighboring real estate property, prepare an analysis report submit it to the board of directors for approval.

(2)Acquisition or disposal of equipments should be carried out through one the following methods: price inquiry, price survey, price negotiation or bidding, and should be approved at the levels pursuant to the Authorization Chart of the Company.

3. Department responsible for execution

Any acquisition or disposal or real estate property or equipments by the Company, after being submitted for

Modified according to IFRS 16.

Article No.	After the Amendment	Prior to the Amendment	Explanations

for approval according to the Authorization Chart set forth in the preceding paragraph, should be executed by the utilizing department and the managing department.

4. Appraisal report for real estate or equipment or right-of-use assets

Any acquisition or disposal of real estate or equipment or

right-of-use assets by the Company where the transaction amount equals to or more than 20% of the Company's paid-in capital or NT$300 million, except in the case of transactions with the local government agency or those involving engaging others to build on the Company’s own land, engaging others to build on rented land, or acquisition or acquiring or disposing of machinery and equipment or right-of-use assets for business use, an appraisal report should be obtained from a professional appraiser prior to the date of occurrence of such event and the transaction should further comply with the following requirements:

(Omitted)

approval according to the Authorization Chart set forth in the preceding paragraph, should be executed by the utilizing department and the managing department.

4. Appraisal report for real estate

property or equipments

Any acquisition or disposal of real estate property or equipments by the Company where the transaction amount equals to or more than 20% of the Company's paid-in capital or NT$300 million, except in the case of transactions with a government agency or those involving engaging others to build on the Company’s own land, engaging others to build on rented land, or acquisition or acquiring or disposing of machinery and equipment for business use, an appraisal report should be obtained from a professional appraiser prior to the date of occurrence of such event and the transaction should further comply with the following requirements:

(Omitted)

Article 9

Disposition Procedures for Related Party Transactions

1. When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to the disposition procedures described by Article 7 for acquisition or disposal of real estate or equipment or right-of-use assets, it is required to adopt relevant resolutions and evaluate the reasonableness of the transaction terms, etc. in accordance with the following requirements. If the transaction amount totals 10% or more of the Company's total assets, the Company should also obtain an appraisal report from a

Disposition Procedures for Related Party Transactions

1. When the Company engages in any acquisition or disposal     of assets from or to a related party, in addition to the disposition procedures described by Article 7 for acquisition or disposal of real estate property or equipments, it is required to adopt relevant resolutions and evaluate the reasonableness of the transaction terms, etc. in accordance with the following requirements. If the transaction amount totals 10% or more of the Company's total assets, the

Company should also obtain an

Modified according to IFRS 16.

Article No.	After the Amendment	Prior to the Amendment	Explanations

professional appraiser or a CPA opinion in accordance with the preceding Article. The said transaction amount should be calculated in accordance with Article 14.1.(5) herein. While judging whether a transaction counterparty is a related party, in addition to the legal formalities, the substance of the relationship should also be considered.

appraisal report from a professional appraiser or a CPA opinion in accordance with the preceding Article. The said transaction amount should be calculated in accordance with Article 14.1.(5) herein. While judging whether a transaction counterparty is a related party, in addition to the legal formalities, the substance of the relationship should also be considered.

2. Appraisal and disposition procedures

When the Company intends to acquire or dispose of assets from or to a related party, or when it intends to acquire or dispose of assets other than real estate or right-of-use assets from or to a related party and the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company’s total assets, or NT$300 million, except in trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed with entering into a transaction contract or making a payment until the following documents have been approved by the Audit Committee and the board of directors: (Omitted)

(3) While acquiring real estate or right-of-use assets from a related party, information regarding evaluation of the reasonableness of the proposed transaction terms in accordance with Article 9.3.(1) and Article 9.3.(4).

(Omitted)

The transaction amount in the preceding paragraph should be

2. Appraisal and disposition procedures

When the Company intends to acquire or dispose of assets from or to a related party, or when it intends to acquire or dispose of assets other than real estate property from or to a related party and the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company’s total assets, or NT$300 million, except in trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed with entering into a transaction contract or making a payment until the following documents have been approved by the Audit Committee and the board of directors:

(Omitted)

(3) While acquiring real estate property from a related party, information regarding evaluation of the reasonableness of the proposed transaction terms in accordance with Article 9.3.(1) and Article 9.3.(4).

(Omitted)

The transaction amount in the preceding paragraph should be

Article No.	After the Amendment	Prior to the Amendment	Explanations

calculated in accordance with Article 14.1.(5) herein. The term “within one year” shall be counted backward from the date of the occurrence of the event.

Items that have been approved by the Audit Committee and the board of directors need not be counted toward the transaction amount.

Where there is any of the following transactions between the Company and one or more of its subsidiaries, or between two or more subsidiaries that are directly or indirectly 100% owned by the Company, the Board of Directors may, based on its authorized amount, level, implementation department and the sequence of transaction, authorize the chairman of the Company to proceed with the transaction within certain amount, and the chairman shall report to the   Board of Directors at their next meeting for ratification:

(1)Acquisition or disposal of any equipment or right-of-use assets for operational purposes.

(2)Acquisition or disposal of any right-of-use real estate for operational purposes.

calculated in accordance with Article 14.1.(5) herein. Items that have been approved by the Audit Committee and the board of directors need not be counted toward the transaction amount. (Added)

3. Evaluation of the reasonableness of the transaction costs

(1)The Company should evaluate the reasonableness of the transaction costs by the following methods while acquiring or disposing of real estate or right-of-use asset from or to a related party:

(Omitted)

(2)When land and a building on the same property are bought or leased together, the transaction cost for the land and the building may be

3. Evaluation of the reasonableness of the transaction costs

(1)The Company should evaluate the reasonableness of the transaction costs by the following methods while acquiring or disposing of real estate property from or to a related party:

(Omitted)

(2)When land and a building on the same property are bought together, the transaction cost for the land and the building may be separately assessed

Article No.	After the Amendment	Prior to the Amendment	Explanations

separately assessed using one of the evaluation methods referred to above.

(3) When the Company acquires or disposes of real estate or

right-of-use asset from related parties, in addition to the assessment of the cost of the real estate or right-of-use assets according to subparagraphs (1) and (2) of paragraph 3 of this Article, the Company shall consult accountants for his double assessment and concrete opinion.

using one of the evaluation methods referred to above.

(3) When the Company acquires or disposes of real estate property from related parties, in addition to the assessment of the cost of the real estate according to subparagraphs (1) and (2) of paragraph 3 of this Article, the Company shall consult accountants for his double assessment and concrete opinion.

(4)If the outcome of evaluation of acquisition or disposal of real estate or right-of-use assets from related parties is lower than the transaction price pursuing subparagraphs (1) and

(2) of paragraph 3 of this Article, subparagraph (5) of paragraph 3 of this Article should apply with the exception of the following circumstances which are accompanied with objective evidence and concrete opinions of the professional real estate appraiser and accountant.

(i)A related party who acquires land only or rents land for reconstruction may provide evidence to prove conformity with one of the following criteria.

(Omitted)

B. The transaction terms are comparable to non-related party purchase or tenancy transactions cases during the year prior to this transaction for other floors in the same building or covering similar areas in other buildings in the neighborhood, where the assessment of the transaction terms has taken into account the reasonable price differences between floors or areas in light

(4)If the outcome of evaluation of acquisition or disposal of real estate property from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, subparagraph (5) of paragraph 3 of this Article should apply with the exception of the following circumstances which are accompanied with objective evidence and concrete opinions of the professional real estate appraiser and accountant.

(i)A related party who acquires land only or rents land for reconstruction may provide evidence to prove conformity with one of the following criteria.

(Omitted)

B. The transaction terms are comparable to non-related party transactions during the year prior to this transaction for other floors in the same building or covering similar areas in other buildings in the neighborhood, where the assessment of the transaction terms has taken into account the reasonable price differences between floors or areas in light of real estate

Article No.	After the Amendment	Prior to the Amendment	Explanations
	of real estate lease customs.	lease customs.

(Deleted)

(ii) The Company provides evidence to prove that the transaction terms for the real estate acquired or right-of-use assets leased from related parties are comparable with other non-related party transactions cases in the neighborhood during the year prior to this transaction covering approximately the same area. The aforesaid transaction cases in the neighborhood refers to any transaction involving property which is less than 500 meters from the transacted property in the same or an adjoining neighborhood or property of a similar published market value. A similar area means an area covered by a transaction conducted between non-related parties which is not less than 50% of the area of the transacted property. The period of “one year” starts from the date on which the real estate or right-of-use asset is acquired and is counted backward one year.

(5) If the outcome of evaluation of acquisition or disposal of real estate or right-of-use assets from related parties is lower than the transaction price pursuing subparagraphs (1) and

(2) of paragraph 3 of this Article, the following measures shall be taken. If the Company and the public companies which use equity method assessment as to the Company’s investment withdraw special surplus reserve set for in the preceding

C. The transaction terms are comparable non-related parties transactions for other floors in the same building during the most recent year, the assessment of which has taken into account the reasonable price difference between floors in light of real estate lease customs.

(ii) The Company provides evidence to prove that the transaction terms for the real estate acquired from related parties are comparable with other non-related party transactions in the neighborhood during the year prior to this transaction covering approximately the same area. The aforesaid transaction in the neighborhood refers to a transaction for property which is less than 500 meters from the transacted for property in the same or an adjoining neighborhood or property of a similar published market value. A similar area means an area covered by a transaction conducted between non-related parties which is not less than 50% of the area of the transacted property.

The period of “one year” starts from the date on which the real estate is acquired and is counted backward one year.

(5) If the outcome of evaluation of acquisition or disposal of real estate property from related parties is lower than the transaction price pursuing subparagraphs (1) and (2) of paragraph 3 of this Article, the following measures shall be taken. If the Company and the public companies which use equity method assessment as to the Company’s investment withdraw special surplus reserve set for in the

Article No.	After the Amendment	Prior to the Amendment	Explanations

regulation, the special reserve appropriated shall be used only when the loss of price fall of the assets bought or right-of-use assets leased at the high price has been acknowledged, the assets disposed of, the lease agreement terminated, original state restored, or there exists any other evidence to ensure the reasonableness and when the FSC has approved it.

(Omitted)

preceding regulation, the special reserve appropriated shall be used only when the loss of price fall of the assets bought leased at the high price has been acknowledge, the assets disposed original state restored, or there exists any other evidence to ensure the reasonableness and when the FSC has approved it.

(Omitted)

(6) In any of the following events, the acquisition or disposal of real estate or right-of-use assets from related parties shall be carried out according to paragraph 1 and 2 of this Article and evaluation regulations of the reasonableness of the transaction costs set forth in subparagraph (1), (2), (3) of paragraph 3 of the Article shall not apply.

(i)The related party acquired the real estate or right-of-use assets due to succession or gift.

(ii)The lapse between the date of acquisition of real estate or right-of-use assets and the date of the transaction is more than five years.

(iii)The acquisition of real estate is based on a cooperative construction contract entered into with the related party.

(iv) The acquisition of real estate or right-of-use assets for operational purposes by and between the Company and its subsidiaries, or between the subsidiaries which are directly or indirectly 100% owned by the Company.

(7) While acquiring or disposing of real estate or right-of-use asset from or to a related party, the Company should also

(6) In any of the following events, the acquisition or disposal of real estate property from related parties shall be carried out according to paragraph 1 and 2 of this Article and evaluation regulations of the reasonableness of the transaction costs set forth in subparagraph (1), (2), (3) of paragraph 3 of the Article shall not apply.

(i)The related party acquired the real estate due to succession or gift.

(ii)The lapse between the date of acquisition of real estate assets and the date of the transaction is more than five years.

(iii)The acquisition of real estate is based on a cooperative construction contract entered into with the related party.

(Added)

(7) While acquiring or disposing of real estate property from or to a related party, the Company should also comply

Article No.	After the Amendment	Prior to the Amendment	Explanations
	comply with Article 9.3.(5) if there is other evidence indicating that the acquisition is not an arm’s length transaction.	with Article 9.3.(5) if there is other evidence indicating that the acquisition is not an arm’s length transaction.
Article 10

Disposition Procedures for Acquisition or Disposition of Memberships or Intangible Assets or Right-of-use Assets

1.Appraisal and procedures The acquisition or disposal of memberships or intangible assets or right-of-use assets should be carried out in compliance with the Investment Procedures and Real Estate, Plants and Equipment Circle Procedures in the Internal Control Mechanisms of the Company.

2.Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(Omitted)

(2) Prior to acquiring or disposing of intangible assets or

right-of-use assets, the Company should, with reference to appraisal reports issued by experts or the fair market value, the determined transaction terms and the transaction price, prepare an analysis report and submit it to the general manager for approval. If the amount is less than 20% of the paid-in capital, the Company should report to the first meeting of the board of directors held after the general manager’s approval has been given. If the amount exceeds 20% of the paid-in capital, the Company cannot proceed until it gets approval from the board of directors.

3. Department responsible for execution

Any acquisition or disposal of memberships or intangible assets or right-of-use assets by the Company, after being submitted for approval according to the authorization levels set forth in

Disposition Procedures for Acquisition or Disposition of Memberships or Intangible Assets

1.Appraisal and procedures The acquisition or disposal of memberships or intangible assets should be carried out in compliance with the Investment Procedures and Fixed Assets Circle Procedures in the Internal Control Mechanisms of the Company.

2.Decision-making procedures for the terms and conditions of the transaction and the degree of authority delegated

(Omitted)

(2) Prior to acquiring or disposing of intangible assets the Company should, with reference to appraisal reports issued by experts or the fair market value, the determined transaction terms and the transaction price, prepare an analysis report and submit it to the general manager for approval. If the amount is less than 20% of the paid-in capital, the Company should report to the first meeting of the board of directors held after the general manager’s approval has been given. If the amount exceeds 20% of the paid-in capital, the Company cannot proceed until it gets approval from the board of directors.

3. Department responsible for execution

Any acquisition or disposal of memberships or intangible assets by the Company, after being submitted for approval according to the authorization levels set forth in the preceding

Modified according to IFRS 16.

Article No.	After the Amendment	Prior to the Amendment	Explanations
	the preceding paragraph, should be executed by the utilizing department and the financing department or the managing department	paragraph, should be executed by the utilizing department and the financing department or the managing department

4. Expert appraisal report for membership or intangible assets or right-of-use assets

5. Where the transaction amount for acquiring or disposing of membership or intangible assets or right-of-use assets is or more than 20% of the Company's paid-in capital or NT$300 million, except in transactions with a domestic government agency, the company should, prior to the date of occurrence of such event, engage a CPA to provide an opinion regarding the reasonableness of the transaction price and the CPA should do so in accordance with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

4. Expert appraisal report for membership or intangible assets

Where the transaction amount for acquiring or disposing of membership or intangible assets is or more than 20% of the Company's paid-in capital or NT$300 million, except in transactions with a government agency, the company should, prior to the date of occurrence of such event, engage a CPA to provide an opinion regarding the reasonableness of the transaction price and the CPA should do so in accordance with the provisions of Statement of Auditing Standards No. 20 published by the ARDF.

Article 14

Public Disclosure of Information

1. Matters for which public announcements and reports should be made and standards for public announcements and reports

(1) Acquisition or disposal of real estate or right-of-use assets from or to a related party, or acquisition or disposal of assets other than real estate or right-of-use assets from or to a related party where the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company's total assets, or NT$300 million or more. However, this shall not apply to trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds.

(Omitted)

Public Disclosure of Information

1. Matters for which public announcements and reports should be made and standards for public announcements and reports

(1) Acquisition or disposal of real estate property from or to a related party, or acquisition or disposal of assets other than real estate property from or to a related party where the transaction amount is equal to or more than 20% of the Company’s paid-in capital, 10% of the Company's total assets, or NT$300 million or more. However, this shall not apply to trading of domestic government bonds or bonds under repurchase and resale agreements, or subscription or redemption of money market funds.

(Omitted)

Modified according to IFRS 16.
	(4) Where the type of asset	(4) Where an asset transaction

Article No.	After the Amendment	Prior to the Amendment	Explanations

acquired or disposed of is equipment/machinery or a right-of-use asset for business use, the transaction counterparty is not a related party, and the transaction amount is NT$500 million or more.

(5)Acquisition or disposal of real estate property which is for construction use by a Company engaging in the construction business, where the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

(6)Where a real estate property is acquired under an arrangement involving engaging others to build on the Company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(7)Where an asset transaction other than any of those referred to in the preceding six subparagraphs, a disposal of receivables by a financial institution, or an investment in the mainland China area is equal to or more than 20% of the Company’s paid-in capital or NT$300 million, provided that this requirement should not apply in the following circumstances:

(i)   Trading of domestic

government bonds.

other than any of those referred to in the preceding three subparagraphs, a disposal of receivables by a financial institution, or an investment in the mainland China area is equal to or more than 20% of the Company’s paid-in capital or NT$300 million, provided that this requirement should not apply in the following circumstances:

(i)Trading of government bonds.

(ii)Securities trading by investment professionals on foreign or domestic securities exchanges or over-the-counter markets, or subscription of securities by a securities firm, either in the primary market or in accordance with relevant regulations.

(iii)Trading of bonds under repurchase/resale agreements, or subscription or redemption of domestic money market funds.

(iv)Where the type of asset acquired or disposed of is equipment/machinery for business use, the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

(v)Acquisition or disposal of real estate property which is for construction use by a Company engaging in the construction business, where the transaction counterparty is not a related party, and the transaction amount is less than NT$500 million.

	(ii) Securities trading by investment professionals on foreign or domestic securities exchanges or over-the-counter markets, or subscription of corporate bonds and	(vi) Where a real estate property is acquired under an arrangement involving engaging others to build on the Company's own land, engaging others to build on

Article No.	After the Amendment	Prior to the Amendment	Explanations

financial bonds that are not connected with share equity (excluding subordinated bonds), or subscription or repurchase of securities investment trust funds or futures trust funds by a securities firm, either in the primary market or in accordance with relevant regulations.

(iii) Trading of bonds under repurchase/resale agreements, or subscription or redemption of domestic money market funds.

rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

(8)The transaction amount set forth in the Article 14.1.(7) should be calculated as follows, where "within the preceding year" refers to the year preceding the date of occurrence of relevant transaction. Items duly announced in accordance with applicable regulations need not be counted toward the transaction amount.

(i)The amount of any individual transaction.

(ii)The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with a single transaction counterparty within the preceding year.

(iii)The cumulative transaction amount of real estate or

right-of-use asset acquisitions and disposals (cumulative acquisitions and cumulative disposals) for a single development project within the preceding year.

(iv)The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and cumulative disposals) of a single security within the preceding year.

(Omitted)

(5)The transaction amount set forth in the Article 14.1.(7) should be calculated as follows, where "within the preceding year" refers to the year preceding the date of occurrence of relevant transaction. Items duly announced in accordance with applicable regulations need not be counted toward the transaction amount.

(i)The amount of any individual transaction.

(ii)The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with a single transaction counterparty within the preceding year.

(iii)The cumulative transaction amount of real estate property acquisitions and disposals (cumulative acquisitions and cumulative disposals) for a single development project within the preceding year.

(iv)The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and cumulative disposals) of a single security within the preceding year.

(Omitted)

Schedule 6

Explanation for the Means and Contents of the Issuance of Ordinary Shares for Cash to sponsor the issuance of overseas depositary receipts and/or issuance of ordinary shares for cash domestically

1.

In order to meet the Company’s need for long term development, it is proposed to take one of the following approaches or a combination of the following approaches: issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt and/or issuance of domestic ordinary shares for cash, once or in installments, within the scope of 30,000,000 shares at the proper timing and take into account the condition of the capital market and the actual fiscal need of the Company in accordance with relative laws and regulations, the Company’s Articles of Incorporation and the relevant rules of the competent authorities, so as to raise long term capital and increase the variety of channels for raising capital while maintaining flexibility, and to improve the Company’s international competiveness. Subject to the market conditions of the overseas offering market, the Company may also issue overseas depositary receipts sponsored by issued shares, and relevant matters will be handled by the board of directors.

2.	Issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt:
(1)

The issue price for the issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, according to “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Member Guiding Issuing Company to Raise and Issue Securities” (the “Voluntary Code of Practice”), is prohibited to be less than the closing price of the Company’s ordinary shares on the pricing date or less then 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends. However, if domestic relative laws and regulations were amended, the Board of Directors can adjust manners and percentage of pricing in correspondence with the laws and regulations. In order to gain the acceptance of foreign investors, the Chairman of the Board is authorized within the aforementioned scope to set actual issue price in collaboration with securities underwriter according to international customs and related book building situation, so the manner to set issue price should be reasonable. In addition, the manner to determine the issue price for overseas depository receipts is based on fair trading market price of ordinary share formed in the business place of domestic securities firm. The original shareholders can still purchase ordinary shares with pricing that is close to the issue price for overseas depository receipts, and is therefore free from assuming the risk of exchange and liquidity. If the Company issue ordinary shares for cash for issuing overseas depositary receipt in maximum 30,000,000 shares, the highest rate of dilution of shareholder’s right calculated by raised shares is 31.90%. However, when the benefits for this capital increase emerged, the Company’s competitiveness can be increased, all shareholders can share the benefit, so there should not be material negative effect to original shareholder’s right.

(2)

For the purpose of issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt, the Company will reserve 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act. The remaining 85% new shares will be proposed to be publicly offered in general meeting of shareholders in accordance with Article 28-1 of the Securities Exchange Act as the original security of issuing overseas depositary receipt, and the original shareholders waive their pre-emptive right. The shares that the employees waive their right to subscribe or undersubscription, the Chairman of the Board shall be authorized to seek specific persons to subscribe, or add in as the original security to sponsor the issuance of overseas depositary receipt in consideration of market needs.

(3)

In correspondence with the issuance of ordinary shares for cash t sponsor the issuance of overseas depositary receipt, it is proposed to authorize the Chairman of the Board, the President of the Company, or persons designated by the Chairperson of the Board to approve and execute all documents regarding the issuance of overseas depositary receipt and administer matters related to the issuance of new shares in representation of the Company.

3.

To execute the plan to issue ordinary shares domestically, it is proposed to the shareholder’s meeting to resolve that the Chairman of the Board is authorized to choose one of the following manner to underwrite:

(1)	If conducting allocation of securities by book building
A.

Other than reservation of 15% of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, the remaining 85% shares shall be allocated to make book building placement, and the original shareholders waive their pre-emptive right in accordance with Article 28-1 of the Securities Exchange Act. Where the shares that the employees waive their right to subscribe or undersubscription, the Chairman of the Board shall be authorized to seek specific persons to subscribe.

B.

The actual issue price of the issuance of shares for cash is authorized to the Chairman of the Board to collaborate with the lead securities underwriter to determine in consideration of the all-around situation of the book building allocation, situations of the issuing market and relative laws and regulations after the expiry of period for book building allocation. The determination of the issue price, according to Voluntary Code of Practice shall not be less than 90 percent of the average price of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date deducted shares dividends (or capital reduction) and cash dividends while reporting to the Financial Supervisory Commission, submitting book building placement agreement to the Taiwan Securities Association, and submitting underwriting contract to the Taiwan Securities Association. However, if Taiwan’s relative laws and regulations were amended, the Board of Directors can adjust manners and percentage of pricing in correspondence with the laws and regulations.

(2)	If conducting public subscription
A.

The Company shall reserve 15% of total amount of new shares for subscription by employees of the Company in accordance with Article 267 of the Company Act, and allocate 10% of total amount of new shares to be publicly underwritten. The remaining 75% shall be severally subscribed by original shareholders according to the names and percentage of shares written in the Register of Shareholders on the base date of the subscription. The fractional shares where the original shareholder subscribed to less than 1 share can be directly administered by the shareholder to be combined through the shareholder service provider of the Company within 5 days of the record date for subscription. It is proposed to grant the Chairman of the Board the power and authority to seek specific persons for subscription at the issuing price of the fractional shares that are less than one share, the shares that the original shareholders, employees and the public did not subscribe to or are undersubscribed and the fractional shares that the shareholder fails to report to the company for combination during the above specified period..

B.

The pricing for the cash increase of capital is authorized to the Chairperson of the Board to determine collaborate with underwriter according to the market condition. In accordance with paragraph 1 of Article 6 of the Voluntary Code of Practice, the scope of discretion shall be between 70% and 100% of the simple arithmetic average of closing price for either the 1, 3, or 5 business days before the pricing date minus distribution of shares dividends (or capital reduction) and cash dividends. However, if domestic relative laws and regulations were amended, the Board of Directors can adjust means and percentage of pricing in correspondence with the laws and regulations.

4.

The funds raised in this plan is designated for the long term development of the Company, debts repayment, operation fund increase, reinvest, acquisition of other companies, premises buildings and equipment replacement, and other single or multiple use, and is predicted to finish execution within 5 years after completion of fund raising. The execution of this capital increase plan is predicted to be able to strengthen the competitiveness of the Company, enhance research and development synergy that has positive benefit for shareholder’s right.

5.

The ordinary shares issued to sponsor the issuance of overseas depositary receipt and/or ordinary shares issued domestically for cash will be listed on Taipei Exchange. After issuance, the rights and obligations of the shares shall be the same with original shares.

6.

Where the main contents of this capital increase for cash domestically, including but not limited to, numbers and monetary amount of share to be issued, conditions of issuance, devoted items of the capital plan, expected schedule, expected benefit, and other related events not mentioned in this approval, are required to be decided or amended due to the change of laws and regulations, request of the competent authorities, operation assessment, or to respond the objective environment, , it’s proposed to authorize to the Chairman of the Board of Directors to do every required acts. It’s proposed to authorize to the Chairman of the Board of Directors to decide the base date of price, actual issued price, the base date of subscription, the base date of capital increase, and other events related to the issuance of shares.

7.

It’s proposed to authorize the Board of Directors to decide, adjust, and enact all items, and do all acts related to main contents of this issuance of ordinary shares for cash to sponsor the issuance of overseas depositary receipt responding to the needs of the Company and the situation of business environment, including but not limited to, numbers and monetary amount of share to be issued, issued price, conditions of issuance, methods of underwriting, plan of issuance, items of the plan, expected schedule, expected benefit, and other events not mentioned in this approval. Where such events are required to be decided or amended due to request of the competent authorities or to respond to the objective environment, it’s proposed to authorize to the Board of Directors to do all required acts as well.

8.

Where there are matters not clarified in this resolution, the Board of Directors and/or Chairman of the Board of Directors shall be fully authorized to administer in accordance with relative laws and regulations.

IX. Annexes

Annex 1

Taiwan Liposome Company, Ltd.

Rules of Procedure for Shareholders Meetings

Article 1

To establish a strong governance system and sound supervisory capabilities for this Corporation's shareholders meetings, and to strengthen management capabilities, these Rules are adopted pursuant to Article 5 of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies.

Article 2

The rules of procedures for this Corporation's shareholders meetings, except as otherwise provided by law, regulation, or the articles of incorporation, shall be as provided in these Rules.

Article 3 Convening shareholders meetings and shareholders meeting notices

1.	Unless otherwise provided by law or regulation, this Corporation's shareholders meetings shall be convened by the board of directors.
2.

This Corporation shall prepare electronic versions of the shareholders meeting notice and proxy forms, and the origins of and explanatory materials relating to all proposals, including proposals for ratification, matters for deliberation, or the election or dismissal of directors, and upload them to the Market Observation Post System (MOPS) before 30 days before the date of a regular shareholders meeting or before 15 days before the date of a special shareholders meeting. This Corporation shall prepare electronic versions of the shareholders meeting agenda and supplemental meeting materials and upload them to the MOPS before 21 days before the date of the regular shareholders meeting or before 15 days before the date of the special shareholders meeting. In addition, before 15 days before the date of the shareholders meeting, this Corporation shall also have prepared the shareholders meeting agenda and supplemental meeting materials and made them available for review by shareholders at any time. The meeting agenda and supplemental materials shall also be displayed at this Corporation and the professional shareholder services agent designated thereby as well as being distributed            on-site at the meeting place. The reasons for convening a shareholders meeting shall be specified in the meeting notice and public announcement. With the consent of the addressee, the meeting notice may be given in electronic form.

3.

Election or dismissal of directors, amendments to the articles of incorporation, the dissolution, merger, or demerger of the corporation, or any matter under Article 185, paragraph 1 of the Company Act or Articles 26-1 and 43-6 of the Securities and

Exchange Act, or Articles 56-1 and 60-2 of the Regulations Governing the Offering and Issuance of Securities by Securities Issuers shall be set out in the notice of the reasons for convening the shareholders meeting. None of the above matters may be raised by an extraordinary motion.

4.

A shareholder holding 1 percent or more of the total number of issued shares may submit to this Corporation a written proposal for discussion at a regular shareholders meeting. Such proposals, however, are limited to one item only, and no proposal containing more than one item will be included in the meeting agenda. In addition, when the circumstances of any subparagraph of Article 172-1, paragraph 4 of the Company Act apply to a proposal put forward by a shareholder, the board of directors may exclude it from the agenda.

5.

Prior to the book closure date before a regular shareholders meeting is held, this Corporation shall publicly announce that it will receive shareholder proposals, and the location and time period for their submission; the period for submission of shareholder proposals may not be less than 10 days.

6.

Shareholder-submitted proposals are limited to 300 words, and no proposal containing more than 300 words will be included in the meeting agenda. The shareholder making the proposal shall be present in person or by proxy at the regular shareholders meeting and take part in discussion of the proposal.

7.

Prior to the date for issuance of notice of a shareholders meeting, this Corporation shall inform the shareholders who submitted proposals of the proposal screening results, and shall list in the meeting notice the proposals that conform to the provisions of this article. At the shareholders meeting the board of directors shall explain the reasons for exclusion of any shareholder proposals not included in the agenda.

Article 4

1.	For each shareholders meeting, a shareholder may appoint a proxy to attend the meeting by providing the proxy form issued by this Corporation and stating the scope of the proxy's authorization.
2.

A shareholder may issue only one proxy form and appoint only one proxy for any given shareholders meeting, and shall deliver the proxy form to this Corporation before 5 days before the date of the shareholders meeting. When duplicate proxy forms are delivered, the one received earliest shall prevail unless a declaration is made to cancel the previous proxy appointment.

3.

After a proxy form has been delivered to this Corporation, if the shareholder intends to attend the meeting in person or to exercise voting rights by correspondence or electronically, a written notice of proxy cancellation shall be submitted to this Corporation before 2 business days before the meeting date. If the cancellation notice is submitted after that time, votes cast at the meeting by the proxy shall prevail.

Article 5 Principles determining the time and place of a shareholders meeting

The venue for a shareholders meeting shall be the premises of this Corporation, or a place easily accessible to shareholders and suitable for a shareholders meeting. The meeting may begin no earlier than 9 a.m. and no later than 3 p.m. Full consideration shall be given to the opinions of the independent directors with respect to the place and time of the meeting.

Article 6 Preparation of documents such as the attendance book, meeting agenda, and annual report

1.

The Company shall furnish the attending shareholders or their proxies (collectively, "shareholders"), with an attendance book to sign, or attending shareholders may hand in a sign-in card in lieu of signing in before thirty (30) minutes of the commencement of the shareholders meeting. The entrance of the meeting shall have a clear sign and be assigned with sufficient personnel in charge.

2.

This Corporation shall furnish the attending shareholders or their proxies (collectively, "shareholders"), with an attendance book to sign, or attending shareholders may hand in a sign-in card in lieu of signing in.

3.

This Corporation shall furnish attending shareholders with the meeting agenda book, annual report, attendance card, speaker's slips, voting slips, and other meeting materials. Where there is an election of directors, pre-printed ballots shall also be furnished.

4.

A shareholder shall attend a shareholders meeting on the basis of the attendance card, sign-in card, or other supporting document. This Corporation may not arbitrarily add requirements for other documents beyond those showing eligibility to attend presented by shareholders. Solicitors soliciting proxy forms shall also bring identification documents for verification. Solicitors soliciting proxy forms shall also bring identification documents for verification.

5.

When the government or a juristic person is a shareholder, it may be represented by more than one representative at a shareholders meeting. When a juristic person is appointed to attend as proxy, it may designate only one person to represent it in the meeting.

Article 7 The chair and non-voting participants of a shareholders meeting

1.

Unless otherwise provided in laws and bylaws, shareholders meeting shall be convened by board of directors. If a shareholders meeting is convened by a party with power to convene but other than the board of directors, the convening party shall chair the meeting. When there are two or more such convening parties, they shall mutually select a chair from among themselves.

2.

If a shareholders meeting is convened by board of directors, the chairman of the board chairs the meeting. In case of the chairman of board of directors is on leave or absent or cannot exercise his power and authority for any cause, the designation shall be adopted pursuant to Article 208 of Company Act.

3.

The managing director or director who takes the role of the designation of chairman shall be in his position in the Company more than six months and familiar with the Company’s business operation. The requirement applies to the chairman who is the legal representative of a legal entity.

4.

It is advisable that shareholders meetings convened by the board of directors be chaired by the chairperson of the board in person and be attended by a majority of the members of the board of directors in person, and at least one member of each functional committee on behalf of the committee. The attendance shall be recorded in the meeting minutes.

5.	This Corporation may appoint its attorneys, certified public accountants, or related persons retained by it to attend a shareholders meeting in a non-voting capacity.

Article 8  Documentation of a shareholders meeting by audio or video

1.	This Corporation shall record the proceedings of a shareholders meeting in their entirety in audio or video and retain the recording for at least 1 year.
2.	If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the recording shall be retained until the conclusion of the litigation.

Article 9 Calculation on attendance based numbers of shares and meeting

1.

Attendance at shareholders meetings shall be calculated based on numbers of shares. The number of shares in attendance shall be calculated according to the shares indicated by the attendance book and sign-in cards handed in plus the number of shares whose voting rights are exercised by correspondence or electronically.

2.

The chair shall call the meeting to order at the appointed meeting time. However, when the attending shareholders do not represent a majority of the total number of issued shares, the chair may announce a postponement, provided that no more than two such postponements, for a combined total of no more than 1 hour, may be made. If the quorum is not met after two postponements and the attending shareholders still represent less than one third of the total number of issued shares, the chair shall declare the meeting adjourned.

3.

If the quorum is not met after two postponements as referred to in the preceding paragraph, but the attending shareholders represent one third or more of the total number of issued shares, a tentative resolution may be adopted pursuant to Article 175, paragraph 1 of the Company Act; all shareholders shall be notified of the tentative resolution and another shareholders meeting shall be convened within 1 month.

4.

When, prior to conclusion of the meeting, the attending shareholders represent a majority of the total number of issued shares, the chair may resubmit the tentative resolution for a vote by the shareholders meeting pursuant to Article 174 of the Company Act.

Article 10 Discussion of proposals

1.

If a shareholders meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in the order set by the agenda, which may not be changed without a resolution of the shareholders meeting.

2.	The provisions of the preceding paragraph apply mutatis mutandis to a shareholders meeting convened by a party with the power to convene that is not the board of directors.
3.

The chair may not declare the meeting adjourned prior to completion of deliberation on the meeting agenda of the preceding two paragraphs (including extraordinary motions), except by a resolution of the shareholders meeting.

4.

If the chair declares the meeting adjourned in violation of the rules of procedure, the other members of the board of directors shall promptly assist the attending shareholders in electing a new chair in accordance with statutory procedures, by agreement of a majority of the votes represented by the attending shareholders, and then continue the meeting.

5.

The chair shall allow ample opportunity during the meeting for explanation and discussion of proposals and of amendments or extraordinary motions put forward by the shareholders; when the chair is of the opinion that a proposal has been discussed sufficiently to put it to a vote, the chair may announce the discussion closed and call for a vote.

Article 11 Shareholder speech

1.

Before speaking, an attending shareholder must specify on a speaker's slip the subject of the speech, his/her shareholder account number (or attendance card number), and account name. The order in which shareholders speak will be set by the chair.

2.

A shareholder in attendance who has submitted a speaker's slip but does not actually speak shall be deemed to have not spoken. When the content of the speech does not correspond to the subject given on the speaker's slip, the spoken content shall prevail.

3.

Except with the consent of the chair, a shareholder may not speak more than twice on the same proposal, and a single speech may not exceed 5 minutes. If the shareholder's speech violates the rules or exceeds the scope of the agenda item, the chair may terminate the speech.

4.

When an attending shareholder is speaking, other shareholders may not speak or interrupt unless they have sought and obtained the consent of the chair and the shareholder that has the floor; the chair shall stop any violation.

5.	When a juristic person shareholder appoints two or more representatives to attend a shareholders meeting, only one of the representatives so appointed may speak on the same proposal.
6.	After an attending shareholder has spoken, the chair may respond in person or direct relevant personnel to respond.

Article 12 Calculation of voting shares and recusal system

1.	Voting at a shareholders meeting shall be calculated based the number of shares.
2.	With respect to resolutions of shareholders meetings, the number of shares held by a shareholder with no voting rights shall not be calculated as part of the total number of issued shares.
3.

When a shareholder is an interested party in relation to an agenda item, and there is the likelihood that such a relationship would prejudice the interests of this Corporation, that shareholder may not vote on that item, and may not exercise voting rights as proxy for any other shareholder.

4.	The number of shares for which voting rights may not be exercised under the preceding paragraph shall not be calculated as part of the voting rights represented by attending shareholders.
5.

With the exception of a trust enterprise or a shareholder services agent approved by the competent securities authority, when one person is concurrently appointed as proxy by two or more shareholders, the voting rights represented by that proxy may not exceed 3 percent of the voting rights represented by the total number of issued shares. If that percentage is exceeded, the voting rights in excess of that percentage shall not be included in the calculation.

Article 13 Vote for proposals, vote monitoring, and vote counting

1.	A shareholder shall be entitled to one vote for each share held, except when the shares are restricted shares or are deemed non-voting shares under Article 179, paragraph 2 of the Company Act.
2.

When this Corporation holds a shareholders meeting, it may allow the shareholders to exercise voting rights by correspondence or electronic means. When voting rights are exercised by correspondence or electronic means, the method of exercise shall be specified in the shareholders meeting notice. A shareholder exercising voting rights by correspondence or electronic means will be deemed to have attended the meeting in person, but to have waived his/her rights with respect to the extraordinary motions and amendments to original proposals of that meeting.

3.

A shareholder intending to exercise voting rights by correspondence or electronic means under the preceding paragraph shall deliver a written declaration of intent to this Corporation before 2 days before the date of the shareholders meeting. When duplicate declarations of intent are delivered, the one received earliest shall prevail, except when a declaration is made to cancel the earlier declaration of intent.

4.

After a shareholder has exercised voting rights by correspondence or electronic means, in the event the shareholder intends to attend the shareholders meeting in person, a written declaration of intent to retract the voting rights already exercised under the preceding paragraph shall be made known to this Corporation, by the same means by which the voting rights were exercised, before 2 business days before the date of the shareholders meeting. If the notice of retraction is submitted after that time, the voting rights already exercised by correspondence or electronic means shall prevail. When a shareholder has exercised voting rights both by correspondence or electronic means and by appointing a proxy to attend a shareholders meeting, the voting rights exercised by the proxy in the meeting shall prevail.

5.

Except as otherwise provided in the Company Act and in this Corporation's articles of incorporation, the passage of a proposal shall require an affirmative vote of a majority of the voting rights represented by the attending shareholders. At the time of a vote, for each proposal, the chair or a person designated by the chair shall first announce the total number of voting rights represented by the attending shareholders, followed by a poll of the shareholders. After the conclusion of the meeting, on the same day it is held, the results for each proposal, based on the numbers of votes for and against and the number of abstentions, shall be entered into the MOPS.

6.

The proposal is deemed as passage when the chairman requests opinions from all attending shareholders without disagreement. The power of passage is the same as the voting proposed by previous order. If any disagreement from any attending shareholder, the proposal shall be resolved by vote.

7.

When there is an amendment or an alternative to a proposal, the chair shall present the amended or alternative proposal together with the original proposal and decide the order in which they will be put to a vote. When any one among them is passed, the other proposals will then be deemed rejected, and no further voting shall be required.

8.

Vote monitoring and counting personnel for the voting on a proposal shall be appointed by the chair, provided that all monitoring personnel shall be shareholders of this Corporation. Vote counting shall be conducted in public at the place of the shareholders meeting, and voting results shall be reported on-site immediately and recorded in writing.

9.

Vote counting of resolutions of shareholders meetings or elections shall be conducted in public at the place of the shareholders meeting, and voting results shall be reported on-site immediately and recorded in writing.

Article 14 Elections

1.

The election of directors at a shareholders meeting shall be held in accordance with the applicable election and appointment rules adopted by this Corporation, and the voting results of directors, and the poll of shareholders shall be announced on-site immediately.

2.

The ballots for the election referred to in the preceding paragraph shall be sealed with the signatures of the monitoring personnel and kept in proper custody for at least 1 year. If, however, a shareholder files a lawsuit pursuant to Article 189 of the Company Act, the ballots shall be retained until the conclusion of the litigation.

Article 15

1.

Matters relating to the resolutions of a shareholders meeting shall be recorded in the meeting minutes. The meeting minutes shall be signed or sealed by the chair of the meeting and a copy distributed to each shareholder within 20 days after the conclusion of the meeting. The meeting minutes may be produced and distributed in electronic form.

2.	This Corporation may distribute the meeting minutes of the preceding paragraph by means of a public announcement made through the MOPS.
3.

The meeting minutes shall accurately record the year, month, day, and place of the meeting, the chair's full name, the methods by which resolutions were adopted, and a summary of the deliberations and their results, and shall be retained for the duration of the existence of this Corporation.

Article 16 Public disclosure

1.

On the day of a shareholders meeting, this Corporation shall compile in the prescribed format a statistical statement of the number of shares obtained by solicitors through solicitation and the number of shares represented by proxies, and shall make an express disclosure of the same at the place of the shareholders meeting.

2.

If matters put to a resolution at a shareholders meeting constitute material information under applicable laws or regulations or under Taiwan Stock Exchange Corporation (or GreTai Securities Market) regulations, this Corporation shall upload the content of such resolution to the MOPS within the prescribed time period.

Article 17 Maintaining order at the meeting place

1.	Staff handling administrative affairs of a shareholders meeting shall wear identification cards or arm bands.
2.

The chair may direct the proctors or security personnel to help maintain order at the meeting place. When proctors or security personnel help maintain order at the meeting place, they shall wear an identification card or armband.

3.

At the place of a shareholders meeting, if a shareholder attempts to speak through any device other than the public address equipment set up by this Corporation, the chair may prevent the shareholder from so doing.

4.

When a shareholder violates the rules of procedure and defies the chair's correction, obstructing the proceedings and refusing to heed calls to stop, the chair may direct the proctors or security personnel to escort the shareholder from the meeting.

Article 18 Recess and resumption of a shareholders meeting

1.	When a meeting is in progress, the chair may announce a break based on time considerations. If a force majeure event occurs, the chair may rule the meeting temporarily suspended and announce a time when, in view of the circumstances, the meeting will be resumed.
2.

If the meeting venue is no longer available for continued use and not all of the items (including extraordinary motions) on the meeting agenda have been addressed, the shareholders meeting may adopt a resolution to resume the meeting at another venue.

3.	A resolution may be adopted at a shareholders meeting to defer or resume the meeting within 5 days in accordance with Article 182 of the Company Act.

Article 19

These Rules, and any amendments hereto, shall be implemented after adoption by shareholders meetings.

Annex 2

Taiwan Liposome Company, Ltd.

Articles of Incorporation

Chapter I General Provisions

Article 1	The Company shall be named Taiwan Liposome Company, Ltd. (the “Company”) and incorporated as a company limited by shares in accordance with the Company Act.

Article 2The Company shall engage in the businesses below:

(1)	F108021 Wholesale of Drugs and Medicines
(2)	F107070 Wholesale of Animal Medicines
(3)	F107080 Wholesale of Environmental Medicines
(4)	F108031 Wholesale of Medical Equipment
(5)	F208021 Retail Sale of Drugs and Medicines
(6)	F207070 Retail Sale of Animal Medicines
(7)	F207080 Retail Sale of Environmental Medicines
(8)	F208031 Retail Sale of Medical Equipment
(9)	F401010 International Trade
(10)	F203010 Retail Sale of Food and Groceries and Beverages
(11)	C802041 Drug and Medicine Manufacturing
(12)	C802060 Animal Use Medicine Manufacturing
(13)	C802080 Pesticides Manufacturing
(14)	C802100 Cosmetics Manufacturing
(15)	CF01011 Medical Materials and Equipment Manufacturing
(16)	F601010 Intellectual Property Business
(17)	I103060 Management Consulting Services
(18)	IC01010 Pharmaceuticals Examining Services
(19)	IG01010 Biotechnology Services
(20)	ZZ99999 All other businesses that are not prohibited or restricted by laws, except those requiring a special permit.
Article 3

The Company's head office shall be located in the city of Taipei. The board of directors of the Company (“Board of Directors”) may decide to establish branch offices and/or subsidiaries in or outside the Republic of China.

Article 4	Public announcement of the Company shall be made in accordance with Article28 of the Company Act and other regulations promulgated by the competent security exchange authority.
Article 5

The Company may invest in other business for its business needs, and it is not subject to the restriction stipulated in Article 13 of the Company Act that the total amount of its reinvestment shall not exceed forty (40) percent of the amount of its paid-in capital and shall be handled in accordance with the “Procedures for Acquisition or Disposal of Assets”.
Article 6	The Company may provide endorsements and guarantees for others, subject to the “Procedures Regarding the Making of Endorsements/Guarantees” of the Company

Chapter II Shares

Article 7

The Company's total authorized capital is NT$2,000,000,000, divided into 200,000,000 shares, at a par value of NT$10 per share. The Board of Directors shall be hereby authorized to issue the capital shares in installments as it deems necessary.

An amount of NT$200,000,000 within the authorized capital, divided into 20,000,000 shares, at a par value of NT$10 per share, shall be reserved for the issuance of shares upon exercise of stock options, restricted share units to be issued to employees, warrants attached to preferred shares, and/or warrants attached to company bonds. The Board of Directors may resolve to issue the aforementioned shares in installments.

Any issuance of employee stock options where the exercise price for such options is lower than the closing price of the ordinary shares of the Company as of the issuance date shall be approved by shareholders representing two-thirds or more of the total number of shares of the Company present at a shareholders’ meeting which is attended by shareholders representing at least a majority of the outstanding shares of the Company.

Any transfer of shares to employees where the transfer price is lower than the average price of all actual prior re-purchases of shares shall have been approved at the most recent shareholders’ meeting by shareholders representing two-thirds or more of the total number of shares of the Company present at the shareholders’ meeting, which must be attended by shareholders representing at least a majority of the outstanding shares of the Company.

Article 7-1(deleted)

Article 8

The Company's share certificates shall bear the shareholder’s names, be serially numbered, and be signed or have chops affixed to them by three or more directors, and then be certified by the competent authority or an issuance registration agent authorized by the competent authority before the share certificates can be issued. For further share issuance, the Company may elect not to print any share certificates, provided that the  Company shall  appoint a  centralized securities depositary institution to handle matters regarding the deposit of the shares.

Article 9	Other matters relating to stocks shall be dealt in accordance with the “Guidelines for Handling of Stock Affairs by Public Companies” promulgated by the competent authority.
Article 10

No transfer of shares of the Company may be recorded in the shareholders' register within 60 days before a regular shareholders' meeting; within 30 days before an extraordinary shareholders' meeting; or within 5 days before the record date of the distribution of dividends, bonuses, or other benefits, as decided by the Company.

Chapter III Shareholders' Meetings

Article 11

The Company shall have regular and extraordinary shareholders' meetings. Regular shareholders’ meetings shall be called at least once in a year by the Board of Directors within six months after the close of each fiscal year in accordance with the applicable laws. Extraordinary meetings may be called as necessary in accordance with the applicable laws.

Article 12

Except for shares without voting power and/or those restricted from voting, as provided in Article 179 of the Company Law, each shareholder of the Company shall be entitled to one vote for each share held by such shareholder.

Article 13

When a shareholder is unable to attend a shareholders' meeting, such shareholder may appoint a proxy agent to attend the meeting by signing or affixing such shareholder’s chop to a proxy form printed by the Company, and such shareholder shall state the scope of authorization covered by the proxy. Subject to Article 177 of the Company Act, other matters in relation to shareholder proxies shall be handled in accordance with the “Regulations Governing the Use of Proxies for Attendance at Shareholder Meetings of Public Companies” promulgated by the competent authority.

Article 14

Unless otherwise required by the Company Act, resolutions at a shareholders’ meeting shall be adopted by a majority vote (more than 50%) of the shares represented by shareholders present at a shareholders meeting which is attended by shareholders representing 50% or more of the total number of shares of the Company that are issued and outstanding.

Article 15

Unless otherwise required by the Company Act, resolutions adopted at a shareholders' meeting shall be recorded in the minutes of the proceedings, which shall be signed or have a personal chop affixed to them by the chairman of the meeting. The minutes shall be either sent to each shareholder or made public by the Company within 20 days after the meeting.

Article 15-1

Should the Company decide to withdraw its public status registration, a shareholder meeting approval is required. This Article 15-1 shall not be amended during a time when the stock of the Company is listed on the Emerging Market, the Taipei Exchange, or the Taiwan Stock Exchange.

Chapter IV Directors and Audit Committee

Article 16

The Company shall have 7 to 11 directors, each of whom has a three-year term of office. The choice of members of the Board of Directors shall take into account the need for diversification, the need for a variety of professional backgrounds, the possession of the necessary knowledge, skill and experience to perform the duties of a director, and gender equality. The Company has adopted a candidate nomination mechanism for the election of directors, and shareholders shall elect the directors from among the nominees listed in the roster of director candidates. Directors of the Company may be re-elected consecutively. The Company may procure liability insurance for the directors to cover their legal liabilities arising out of their performance of duties during their tenure and may, pursuant to the practices prevailing in the United States listed companies, enter into indemnity agreements with the directors and managerial officers to indemnify them for the damages and losses incurred by them.

To be in compliance with the Securities and Exchange Act, among the aforementioned directors, at least 3 seats shall be reserved for independent directors, and the number of independent directors shall be more than one-fifth (1/5) of the total number of directors. Any matters regarding independent directors shall be handled in accordance with relevant regulations promulgated by the competent authority.

The total number of nominal shares of the Company’s stock held by the directors shall be in compliance with the “Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies” promulgated by the competent authority.

Article 16-1

The Company shall establish an Audit Committee pursuant to Article 14-4 of the Securities and Exchange Act, and starting from the date of establishment, the supervisors shall be replaced by the Audit Committee, and the functions of supervisors under the Securities and Exchange Act and any other laws and regulations shall be performed by the Audit Committee.

The Audit Committee shall be composed of all independent directors, one of which shall be the convener. The number of members, the term, duties and meeting rules shall be set forth in the Audit Committee Charter.

Article 17

In the event that no election of new directors is effected after the expiration of the tenure of existing directors, the tenure of the existing directors may be extended until the time new directors have been elected and assumed their offices. If the directors are dismissed for any reason, resulting in there being less than five directors, an election of directors to fill the vacancies shall be held at the most recent shareholders meeting, but if the number of vacancies in the Board of Directors reaches one-third (1/3) or more of the total number of directors, an extraordinary shareholders meeting shall be called within sixty days after the date of occurrence to elect successor directors to fill the vacancies, and the tenure of such successor directors shall be limited to the remaining tenure of the departing directors. If the independent directors are dismissed for any reason, resulting in there being less than the required minimum number of independent directors under the Securities and Exchange Act or these Articles, an election of directors to fill the vacancies shall be held at the most recent shareholders meeting, but if all the independent directors are all dismissed for any reason, an extraordinary shareholders meeting shall be called within sixty days after the date of occurrence to elect successor directors to fill the vacancies.

Article 18

The Board of Directors shall be composed of directors. The chairman of the Board of Directors (“Chairman”) shall be elected from among the directors by a majority vote of the directors present at a meeting attended by at least two-thirds (2/3) of all directors. The Chairman shall be the Company’s representative in all matters involving a third party.

Article 19

The Chairman shall preside over meetings of the Board  of  Directors.  If  the Chairman is on leave or if, for any cause, the Chairman is unable to perform the duties of the Chairman, then the Chairman shall designate another director as the acting Chairman. Absent such a designation, directors of the Company shall elect one from among themselves as the acting Chairman. A director shall attend meetings of the Board of Directors in person. In the event that a director is unable to attend the meeting in person, such director may make another director his proxy to attend the meeting on such director’s behalf. A proxy shall not accept the appointment of more than one director.

The delivery of the meeting notice shall be made pursuant to Article 204 of the Company Act, and can be made in writing, by email, or by fax.

Meetings of the Board of Directors may be convened by means of the video conference. A director who joins the meeting by video conference shall be deemed to have attended the meeting in person.

Article 20

Except for matters which shall be effected by resolution of the shareholders at a meeting as required by the Company Act or the Articles of Incorporation, all business guidelines and important matters of the Company shall be decided by the resolution of the Board of Directors. Except as otherwise provided in the Company Act, resolutions at meetings of the Board of Directors shall be adopted by a majority vote at a meeting which is attended by a majority of directors.

Article 21	(deleted)
Article 22

The Board of Directors is  authorized  to  determine  the  remuneration  to directors based on their level of participation in the operations of the Company and their individual contributions to the Company, taking into account industry standards as a reference. The Company may pay independent directors with a remuneration that is different from that of ordinary directors, provided that the remuneration shall be reasonable.

Chapter V Manager

Article 23	The Company may have several managers, and their appointment, dismissal, and remuneration shall be handled in compliance with Article 29 of the Company Act.

The Company shall have one chief executive officer, the appointment and dismissal of whom shall be resolved by a majority vote of the directors at a meeting of the Board of Directors attended by more than half (1/2) of the directors.

Chapter VI Accounting

Article 24

The following reports shall be submitted to the Audit Committee for approval in accordance with Article 14-5 of the Securities and Exchange Act, and to the Board of Directors for approval. The approved reports shall then be submitted to the regular shareholders’ meeting for the shareholders’ approval:

(1)	report on operations;
(2)	financial statements; and
(3)	proposals on the distribution of profits or covering of losses.
Article 25

If the Company has profits at the end of the year, two percent (2%) to eight percent (8%) of the profits shall be distributed to employees and no more than two percent (2%) of the profits shall be distributed to the directors, as their respective remuneration. However, in the event that the Company still has accumulated losses, an amount shall be reserved to make up accumulated losses before distribution may be made.

If a subsidiary of the Company meets certain specific requirements, its employees shall be entitled to receive a portion of the distribution of profits specified in the preceding paragraph.

Article 25-1	If the Company’s general annual report shows profits, they shall be distributed in the order below:
(1)	to pay taxes and levies as required by the relevant laws;
(2)	to make up any prior year's losses;
(3)	to set aside ten percent (10%) as the statutory surplus reserve, unless the accumulated surplus reserve is equal to or greater than the paid-in capital of the Company;
(4)	to appropriate or reverse any special surplus reserve, if necessary, in accordance with the relevant laws;
(5)

with respect to the remainder of the profits, after adding the previously undistributed profits and making adjustments to the current undistributed profits, the Board of Directors shall prepare the shareholders dividends plan and submit it to the shareholders’ meeting for the shareholders’ approval.

Given the business environment and development stage that the Company is in and in light of the expansion of the Company in line with its business, the Company’s future capital expenditures and need for funds shall be taken into account when contemplating profit distribution; hence, as a principal, cash dividends shall be no lower than ten percent (10%) of the total dividends.

Chapter VII Supplementary Provisions

Article 26	The Company’s organizational rules and rules for the implementation of these Articles of Incorporation shall be set by the Board of Directors separately.
Article 27	The Company Act and other applicable laws shall be referred to for matters not covered in these Articles of Incorporation.
Article 28

The Articles of Incorporation were first made and executed on September 30, 1997. The first amendment to the Articles of Incorporation (“Amendment”) was made on January 11, 2002. The second Amendment was made on April 15, 2002. The third Amendment was made on October 2, 2003. The fourth Amendment was made on January 15, 2004. The fifth Amendment was made on June 8, 2005. The sixth Amendment was made on June 22, 2006. The seventh Amendment was made on June 26, 2008. The eighth Amendment was made on March 20, 2009. The ninth Amendment was made on April 30, 2009. The tenth Amendment was made on June 18, 2010. The eleventh Amendment was made on June 17, 2011. The twelfth Amendment was made on June 26, 2012. The thirteenth Amendment was made on June 18, 2014. The fourteenth Amendment was made on June 23, 2015. The fifteenth Amendment was made on June 21, 2016. The sixteen Amendment was made on June 26, 2018.

Taiwan Liposome Company, Ltd.

Chairman: Keelung Hong

Annex 3

Taiwan Liposome Company, Ltd.

Shareholdings of All Directors

1.	As of the commencement date of the book closure period for the Company’s annual general meeting held on April 24, 2018, the total number of issued and outstanding shares of the Company is 64,045,134.
2.

According to Article 26 of the Securities and Exchange Act and subparagraph 2, paragraph 1 of Article 2 and paragraph 2 of Article 2 of the Rules and Review Procedures for Director and Supervisor Share Ownership Ratios at Public Companies, the minimum number of shares owned by all Directors (excluding Independent Directors) collectively shall be 5,123,610 shares.

3.

The shareholding status of each individual director as of the commencement date of the book closure period for this annual general meeting is listed below.  The shareholding status of the Company’s Directors is in compliance with the required ratio set forth in the above-mentioned regulations.

The commencement date for the book closure period for this annual general meeting：February 24, 2019

Title	Name	Current Shareholding		Note
		Shares	%
Chairman	Keelung Hong	1,330,883	2.08%
Director	Burrill Life Sciences Capital Fund III, L.P.	5,187,921	8.10%
Director	Taiwan Global Biofund	2,487,372	3.88%
Director	Chang Xiang Investment Company, Ltd.	593,283	0.93%
Director	Moun-Rong R Lin	934,507	1.46%
Independent Director	Ke-Yi Liu ( Beatrice Liu)	0	0.00%
Independent Director	May Kang	0	0.00%
Independent Director	Shieh-Shung Tom Chen	453,731	0.71%
Total (Note 1)		10,533,966	16.45%

Note 1：The total number of shares owned by the Company’s Directors does not include the number of shares owned by the Independent Directors.